UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2024, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date: November 26, 2024

By:      /s/ Kyle Scheidler
Kyle Scheidler
Senior Director

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980
Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2024 and June 30, 2023,
Supplemental Schedule as of June 30, 2024, and
Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2024 and June 30, 2023	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2024 and June 30, 2023	3

Notes to Financial Statements as of and for the Years Ended June 30, 2024 and June 30, 2023	4-10

SUPPLEMENTAL SCHEDULE -	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2024	12-59

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the "Plan") as of June 30, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
November 26, 2024
We have served as the auditor of the Plan since at least 2008; however, an earlier year could not be reliably determined.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2024 AND JUNE 30, 2023

	2024	2023

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
The Procter & Gamble Company common stock	$ 1,347,714,746	$ 1,332,057,550
The J.M. Smucker Company common stock	976,017	1,457,196
Separately managed accounts	557,794,409	548,157,853
Common collective trust funds	3,122,963,871	2,633,710,581

Total participant-directed investments — at fair value	5,029,449,043	4,515,383,180

RECEIVABLES:
Accrued investment income	856,601	895,362
Notes receivable from participants	23,748,306	21,025,763

Total receivables	24,604,907	21,921,125

Total assets	5,054,053,950	4,537,304,305

LIABILITIES —
Accrued investment management expense	434,711	201,593

Total liabilities	434,711	201,593

NET ASSETS AVAILABLE FOR BENEFITS	$ 5,053,619,239	$ 4,537,102,712

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2024 AND JUNE 30, 2023

	2024	2023

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 611,055,697	$ 418,756,842
Interest	10,871,767	8,253,500
Dividends	32,822,500	32,830,453

Total investment income — net	654,749,964	459,840,795

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	1,391,756	870,464

CONTRIBUTIONS:
Employee contributions	230,455,761	206,972,978
Employee rollovers	5,993,913	7,414,889

Total contributions	236,449,674	214,387,867

DEDUCTIONS:
Benefits paid to participants	372,783,240	244,448,626
Administrative expenses	2,426,402	2,688,866

Total deductions	375,209,642	247,137,492

NET INCREASE IN NET ASSETS
PRIOR TO TRANSFER	517,381,752	427,961,634

TRANSFERS (TO) FROM OTHER QUALIFIED PLANS — Net	(865,225)	463,654

NET INCREASE IN NET ASSETS	516,516,527	428,425,288

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,537,102,712	4,108,677,424

End of year	$ 5,053,619,239	$ 4,537,102,712

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

1.	DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are able to choose either a traditional 401(k) or a Roth 401(k).
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the Company’s health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Balances are also transferred to the Gillette ESOP when certain employees retire and are eligible to pay the same rate as P&G retirees.  Transfers between the Plan and the Gillette ESOP are shown in Transfers (to) from Other Qualified Plans - Net.
Zenlen, Inc. was acquired by the Company in 2017 and the Zenlen, Inc. 401(k) plan assets amounting to $730,706 merged into the Plan in September 2022.  The merged amount is included as transfers (to) from other qualified plans – net on the Statement of Changes in Net Assets Available for Benefits, for the year ended June 30, 2023.
The recordkeeper for the Plan is Alight Solutions, LLC.  The Custodian and Trustee for the Plan is Northern Trust.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their compensation, as defined by the Plan, up to Plan and Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants aged 50 or older are eligible to contribute an additional $7,500 as a “catch‑up” contribution in excess of the maximum 401(k) contributions of $23,000 and $22,500, respectively, for the calendar years ended December 31, 2024 and 2023.
Qualified Non-Elective Contributions (QNEC) — QNEC are recorded to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors.  There were no QNEC for the years ended June 30, 2024 and 2023.  When recorded, the QNEC are immediately 100% vested to the employees. The contributions are made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is lmited to the benefit that can be provided from their account.  Participants can allocate their account to one or all investment options offered by the Plan.

Investments — Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stocks, common collective trust funds, short-term investment funds and separately managed accounts as investment options for participants.
Vesting — Participants are 100% vested in the assets in their Plan accounts.
Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on‑going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  As of June 30, 2024, participant loans have maturities through December 2033 with the interest rates ranging from 4.25 percent to 10.5 percent.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock in monthly installments, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 ½ (if age 70 ½ prior to January 1, 2020), age 72 (if not age 70 ½ and reach age 72 between January 1, 2020 and December 31, 2022) or age 73 (if not yet age 72 and reach age 73 by January 1, 2023 or later).
A participant may withdraw any portion of after‑tax contributions, which were derived from previously merged plans, once in any three‑month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before‑tax contributions once in any six month period. Account balances attributable to non-active employees are $2,012,229,429 and $1,956,168,816 as of June 30, 2024 and 2023, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Concentrations of Investments —  Included in investments at June 30, 2024 and 2023, are shares of P&G common stock of $1,347,714,746 and $1,332,057,550, respectively. This investment represents 26.8 percent and 29.5 percent of total investments at June 30, 2024 and 2023, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted‑average cost of securities allocated to the participant’s account.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances.  In addition, fees paid to other vendors are paid by the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were 15 and 7 participants who elected to withdrawal a total of $146,862 and $160,334 from the Plan but had not yet been paid at June 30, 2024 and 2023, respectively.
3.	FAIR VALUE MEASUREMENT
ASC 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  There have been no changes in the methodologies used at June 30, 2024 and 2023.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trust Funds — The Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value (NAV) is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trust funds is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.
Separately Managed Accounts — The Plan’s portfolio of individual securities is managed on the participant’s behalf.  Unlike a mutual fund or exchanged-traded fund, the Plan directly owns the individual securities instead of pooling participant assets with other investors.  The individual assets of a separately managed account (SMA) are held in the name of the Plan (the Plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.  The Plan’s separately managed accounts that are available as investment options for the Plan participants are Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account and P&G Savings Short-Term Invested Unitized Account.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
The significance of transfers were evaluated between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2024 and 2023, there were no transfers between levels.
Securities Lending – The Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account (also referred to as the Small Cap Equity SL Fund) has a securities lending (SL) program. An agreement was established between BlackRock, Inc. (BlackRock), the Fund Manager, and the Company to lend securities held in the Plan account to third-parties. The fair value of the securities loaned by the Plan is $84,202,823 and $147,479,795 at June 30, 2024 and 2023, respectively. The collateral and the securities loaned are marked-to-market on a daily basis so that all loaned securities are fully collateralized at all times.
The SL program for the Small Cap Equity SL Fund has been designed by BlackRock to largely mitigate SL financial risks. SL could result in a loss, if either a) the borrower fails to timely return the on-loan securities or does not return the on-loan securities at all, or b) the collateral for the security on loan is reinvested and declines in value. These two risks have been in principle mitigated as the Fund Manager (BlackRock) of the Small Cap Equity SL Fund provides a full indemnification to replace on loan securities if borrowers default, and the SL agreement requires BlackRock to hold received collateral, thereby eliminating the reinvestment risk. The remaining financial risk is estimated to be very small as is requires simultaneously that a) the borrower of the securities defaults, b) the posted collateral is insufficient to purchase replacement securities and c) the Fund Manager (BlackRock) defaults at the same time, and hence would be unable to honor its indemnification and other contractual requirements. This already small risk is further mitigated as BlackRock requires collaterals to be marked-to-market daily. If the value of the collateral declines, the borrower is required to provide additional collateral until the collateral covers 102% to 105% of the value of the loaned securities.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2024 and 2023.

	2024	2023
Investments Measured at Fair Value:
Common Stock - Level 1	$ 1,348,690,763	$ 1,333,514,746
Separately Managed Accounts:
Common Stock - Level 1	357,241,979	347,045,062
Money Market Fund - Level 1	200,552,430	201,112,791
Total Investments Measured at Fair Value	1,906,485,172	1,881,672,599

Investments measured at NAV:
Common Collective Trust Funds	3,122,963,871	2,633,710,581

Total Investments	$ 5,029,449,043	$ 4,515,383,180

4.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Northern Trust, as well as asset managers BlackRock and State Street Global Advisors. Transactions with the recordkeeper, trustee, custodian, and investment manager qualify as party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2024 and 2023, the Plan held 8,171,763 and 8,782,276 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $657,057,166 and $665,252,358, respectively. During the years ended June 30, 2024 and 2023, the Plan recorded dividend income on Company common stock of $32,781,372 and $32,787,373, respectively.
During the years ended June 30, 2024 and 2023, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $111,207,500 and $70,729,342, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter from the IRS. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax‑exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2024 and 2023, to Form 5500:
	2024	2023

Net assets available for benefits per the financial
statements	$ 5,053,619,239	$ 4,537,102,712
Less: certain deemed distributions of participant loans	(1,902,004)	(2,075,927)

Net assets available for benefits per the Form 5500	$ 5,051,717,235	$ 4,535,026,785

The following is a reconciliation of investment income on notes receivable from participants per the financial statements for the year ended June 30, 2024, to Form 5500:
Interest income on notes receivable from participants	$ 1,391,756
Less: interest on deemed distribution	(7,514)

Interest on participant loans per the Form 5500	$ 1,384,242

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2024, to Form 5500 net income:
Net increase in net assets prior to transfer per the financial statements	$ 517,381,752
Plus: previously deemed distribution of participant loans	524,780
Less: certain deemed distributions of participant loans and related interest	(350,857)

Net income per the Form 5500	$ 517,555,675

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2024 to Form 5500:
Benefits paid to participants per the financial statements	$ 372,783,240
Less: previously deemed distributions of participant loans	(524,780)
Plus: current deemed distributions	343,343

Benefits paid to participants per the Form 5500	$ 372,601,803

******

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2024

EIN: 31-0411980
PLAN: 042

Identity of Issuer	Description of Investment	Fair Value
INVESTMENTS AT FAIR VALUE:

The Procter & Gamble Company*	Common stock**	$ 1,347,714,746

The J.M. Smucker Company	Common stock**	976,017

Separately Managed Accounts
BlackRock*	Procter & Gamble Savings Plan – Russell 2000 Index SMA** ****	357,241,979
BlackRock*	P&G Savings Short-Term Invested Unitized Account (money market fund)**	200,552,430
Total Separately Managed Accounts		557,794,409

Common Collective Trust Funds
BlackRock*	US Debt Index Non-Lendable Fund**	318,037,249
BlackRock*	ACWI EX-US Index Non-Lendable**	240,361,494
BlackRock*	Global Equity Index Fund**	720,178,751
BlackRock*	Blackrock Equity Non-Lending Class**	1,546,213,920
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index**	105,553,821
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund**	180,579,279
Northern Trust*	Short Term Investment Fund**	12,039,357
Total Common Collective Trust Funds		3,122,963,871

Loans to participants*	Various participants, interest rates ranging from
	4.25% to 10.5% various maturities through December 2033***	21,846,302

TOTAL INVESTMENTS		$ 5,051,295,345
* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of loans deemed distributed of $1,902,004
**** See underlying holdings on pages 13-59

Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account
Underlying Holdings ***
As of June 30, 2024

Russell 2000 Underlying Holdings

Security Name	Fair Value
SHORT-TERM INVESTMENT FUND	1,527,367
INSMED INC	1,501,269
FTAI AVIATION LTD	1,486,099
ABERCROMBIE AND FITCH CLASS A	1,290,941
FABRINET	1,288,330
SPROUTS FARMERS MARKET INC	1,216,500
VAXCYTE INC	1,190,113
APPLIED INDUSTRIAL TECHNOLOGIES IN	1,076,894
FLUOR CORP	1,074,422
HEALTHEQUITY INC	1,053,364
SPS COMMERCE INC	1,009,855
ENSIGN GROUP INC	987,665
UFP INDUSTRIES INC	979,776
BLUEPRINT MEDICINES CORP	978,211
HALOZYME THERAPEUTICS INC	941,328
SPX TECHNOLOGIES INC	923,199
RAMBUS INC	922,532
COMMERCIAL METALS	919,928
MUELLER INDUSTRIES INC	918,613
CHAMPIONX CORP	915,135
CHART INDUSTRIES INC	879,319
CYTOKINETICS INC	873,165
MURPHY OIL CORP	868,721
SOUTHSTATE CORP	854,146
REVOLUTION MEDICINES INC	853,354
ESSENT GROUP LTD	851,953
RYMAN HOSPITALITY PROPERTIES REIT	849,709
NOVANTA INC	842,137
MERITAGE CORP	838,059
GLAUKOS CORP	835,906
TAYLOR MORRISON HOME CORP	832,542
BEACON ROOFING SUPPLY INC	832,419
SELECTIVE INSURANCE GROUP INC	828,331
JACKSON FINANCIAL INC CLASS A	819,385
TERRENO REALTY REIT CORP	816,506
CASELLA WASTE SYSTEMS INC CLASS A	816,481

EQUITRANS MIDSTREAM CORP	813,405
ALTAIR ENGINEERING INC CLASS A	811,612
INSIGHT ENTERPRISES INC	801,573
OLD NATIONAL BANCORP	794,969
BADGER METER INC	789,006
NEXTRACKER INC CLASS A	788,615
LANTHEUS HOLDINGS INC	787,404
MARATHON DIGITAL HOLDINGS INC	783,777
VARONIS SYSTEMS INC	766,033
COMMVAULT SYSTEMS INC	766,013
QUALYS INC	763,623
MAXIMUS INC	754,589
MR COOPER GROUP INC	753,896
CARPENTER TECHNOLOGY CORP	752,924
MODINE MANUFACTURING	747,217
TENABLE HOLDINGS INC	742,560
NOBLE CORPORATION PLC	736,145
FEDERAL SIGNAL CORP	723,662
WATTS WATER TECHNOLOGIES INC CLASS	721,744
CABOT CORP	719,223
SM ENERGY	717,618
ATKORE INC	715,534
BALCHEM CORP	713,250
INSTALLED BUILDING PRODUCTS INC	712,270
EXLSERVICE HOLDINGS INC	710,429
MADRIGAL PHARMACEUTICALS INC	709,365
MERIT MEDICAL SYSTEMS INC	708,486
KITE REALTY GROUP TRUST REIT	704,075
ESSENTIAL PROPERTIES REALTY TRUST	701,700
TRANSMEDICS GROUP INC	697,371
OPTION CARE HEALTH INC	696,489
EXPONENT INC	692,378
DYCOM INDUSTRIES INC	692,254
PBF ENERGY INC CLASS A	691,036
MOOG INC CLASS A	690,782
AEROVIRONMENT INC	689,476
HAMILTON LANE INC CLASS A	686,734
BOISE CASCADE	682,654
KB HOME	682,641
GATX CORP	678,213
FORMFACTOR INC	676,120
VALARIS LTD	673,033
TIDEWATER INC	669,993
AXCELIS TECHNOLOGIES INC	668,293

ASBURY AUTOMOTIVE GROUP INC	666,064
HOME BANCSHARES INC	665,777
BRINKS	665,498
RADIAN GROUP INC	664,296
KRYSTAL BIOTECH INC	657,064
ITRON INC	656,402
VERRA MOBILITY CORP CLASS A	655,819
CADENCE BANK	647,499
MATSON INC	643,456
SUMMIT MATERIALS INC CLASS A	641,480
PORTLAND GENERAL ELECTRIC	637,531
MAGNOLIA OIL GAS CORP CLASS A	631,802
FRANKLIN ELECTRIC INC	623,479
SOUTHWEST GAS HOLDINGS INC	619,837
UNITED BANKSHARES INC	619,117
GLACIER BANCORP INC	617,683
ZURN ELKAY WATER SOLUTIONS CORP	616,636
INDEPENDENCE REALTY INC TRUST	614,260
HB FULLER	606,984
ACI WORLDWIDE INC	606,875
ENCORE WIRE CORP	605,745
NEW JERSEY RESOURCES CORP	605,455
HANCOCK WHITNEY CORP	599,119
HAEMONETICS CORP	598,303
PATTERSON UTI ENERGY INC	597,855
ENERSYS	597,621
AVIDITY BIOSCIENCES INC	595,797
FIRSTCASH HOLDINGS INC	593,096
CSW INDUSTRIALS INC	590,315
CREDO TECHNOLOGY GROUP HOLDING LTD	586,514
ADVANCED ENERGY INDUSTRIES INC	586,325
PIPER SANDLER COMPANIES	586,243
ALKERMES	585,003
ARCOSA INC	583,787
BROOKFIELD INFRASTRUCTURE CORP CLA	583,328
PHILLIPS EDISON AND COMPANY INC	582,042
ASGN INC	581,834
KNIFE RIVER CORP	576,200
AVIENT CORP	573,081
POWER INTEGRATIONS INC	570,925
GROUP AUTOMOTIVE INC	569,291
TRANSOCEAN LTD	563,617
RADNET INC	563,275
ENSTAR GROUP LTD	562,488

FIRST FINANCIAL BANKSHARES INC	557,969
ORMAT TECH INC	557,683
INTEGER HOLDINGS CORP	557,413
ACADEMY SPORTS AND OUTDOORS INC	555,717
SEADRILL LTD (HAMILTON)	553,162
HIMS HERS HEALTH INC CLASS A	552,984
SIGNET JEWELERS LTD	552,709
BOOT BARN HOLDINGS INC	550,531
UMB FINANCIAL CORP	549,571
SCORPIO TANKERS INC	549,439
BELDEN INC	549,105
BLACK HILLS CORP	544,996
HERC HOLDINGS INC	543,423
SL GREEN REALTY REIT CORP	543,178
SELECT MEDICAL HOLDINGS CORP	541,397
BOX INC CLASS A	537,181
NORTHERN OIL AND GAS INC	532,869
WORKIVA INC CLASS A	532,170
LANCASTER COLONY CORP	531,951
KONTOOR BRANDS INC	531,581
CALIFORNIA RESOURCES CORP	530,391
TEREX CORP	527,561
CNX RESOURCES CORP	526,119
ALLETE INC	526,047
AMERICAN EAGLE OUTFITTERS INC	525,746
ARCADIUM LITHIUM PLC	525,407
SANMINA CORP	525,296
SKYLINE CHAMPION CORP	522,895
MOELIS CLASS A	522,885
OTTER TAIL CORP	522,650
ONE GAS INC	521,080
SABRA HEALTH CARE REIT INC	518,610
STERLING INFRASTRUCTURE INC	516,672
Q2 HOLDINGS INC	514,374
BRIDGEBIO PHARMA INC	513,718
CBIZ INC	512,253
IMPINJ INC	511,697
CLEANSPARK INC	510,815
KORN FERRY	506,974
ALIGHT INC CLASS A	506,423
HELMERICH & PAYNE INC	506,358
SILICON LABORATORIES INC	506,132
CRINETICS PHARMACEUTICALS INC	502,857
TRI POINTE HOMES INC	501,832

PRIMO WATER CORP	499,261
CACTUS INC CLASS A	497,707
STONECO LTD CLASS A	497,009
SYNAPTICS INC	496,742
KADANT INC	496,488
AXONICS INC	494,141
SHAKE SHACK INC CLASS A	494,010
CARETRUST REIT INC	493,391
NEOGEN CORP	491,939
GUARDANT HEALTH INC	491,798
PRESTIGE CONSUMER HEALTHCARE INC	490,901
LIBERTY ENERGY INC CLASS A	487,405
MACERICH REIT	486,545
APPLE HOSPITALITY REIT INC	486,421
IRHYTHM TECHNOLOGIES INC	485,564
HA SUSTAINABLE INFRASTRUCTURE CAPI	481,089
PNM RESOURCES INC	480,147
AMERIS BANCORP	478,526
SPIRE INC	477,277
M I HOMES INC	476,590
ASSOCIATED BANCORP	475,431
THE SIMPLY GOOD FOODS COMPANY	474,748
DIODES INC	473,299
INSPERITY INC	473,289
SKYWEST INC	471,492
WARRIOR MET COAL INC	469,582
TRINET GROUP INCINARY	469,500
GMS INC	468,908
GOODYEAR TIRE & RUBBER	466,905
ABM INDUSTRIES INC	464,283
SERVISFIRST BANCSHARES INC	462,867
BRINKER INTERNATIONAL INC	461,921
WALKER & DUNLOP INC	460,951
INTERNATIONAL BANCSHARES CORP	455,334
POTLATCHDELTIC CORP	455,073
BLACKBAUD INC	454,354
ARCHROCK INC	451,513
NORTHWESTERN ENERGY GROUP INC	450,870
AXOS FINANCIAL INC	450,856
SENSIENT TECHNOLOGIES CORP	450,185
ARROWHEAD PHARMACEUTICALS INC	447,886
INNOVATIVE INDUSTRIAL PROPERTIES I	447,474
GOLAR LNG LTD	446,926
ALPHA METALLURGICAL RESOURCE INC	444,640

OSCAR HEALTH INC CLASS A	444,384
ALARM.COM HOLDINGS INC	443,319
STEVEN MADDEN LTD	441,993
INNOSPEC INC	441,711
ENPRO INC	441,223
BLACKSTONE MORTGAGE TRUST REIT CLA	440,691
RXO INC	440,052
BROADSTONE NET LEASE INC	436,790
ENVESTNET INC	436,503
CNO FINANCIAL GROUP INC	436,174
JOHN BEAN TECHNOLOGIES CORP	435,058
VALLEY NATIONAL	434,924
STRIDE INC	433,646
HILTON GRAND VACATIONS INC	432,197
LIVANOVA PLC	431,653
WD-40	430,714
CONSOL ENERGY INC	430,363
SWEETGREEN INC CLASS A	429,766
FIRST BANCORP	428,590
KRATOS DEFENSE AND SECURITY SOLUTI	428,394
INTERDIGITAL INC	426,493
AXSOME THERAPEUTICS INC	423,189
TANGER INC	420,313
TEXAS CAPITAL BANCSHARES INC	420,093
VISTEON CORP	419,758
ZETA GLOBAL HOLDINGS CORP CLASS A	419,752
AMICUS THERAPEUTICS INC	419,428
BGC GROUP INC CLASS A	417,747
DENALI THERAPEUTICS INC	416,729
CAVCO INDUSTRIES INC	415,404
RESIDEO TECHNOLOGIES INC	414,007
NATIONAL HEALTH INVESTORS REIT INC	413,695
COPT DEFENSE PROPERTIES	411,894
DYNE THERAPEUTICS INC	411,234
ATLANTIC UNION BANKSHARES CORP	410,691
UNITED COMMUNITY BANKS INC	410,110
PEABODY ENERGY CORP	409,640
TWIST BIOSCIENCE CORP	409,418
VISHAY INTERTECHNOLOGY INC	407,198
HILLENBRAND INC	406,083
PLEXUS CORP	405,601
SITE CENTERS CORP	405,304
HECLA MINING	405,140
CALIFORNIA WATER SERVICE GROUP	404,213

BLACKLINE INC	403,928
MUELLER WATER PRODUCTS INC SERIES	401,910
ICF INTERNATIONAL INC	400,694
WSFS FINANCIAL CORP	397,103
GRANITE CONSTRUCTION INC	395,555
NMI HOLDINGS INC	393,196
MGE ENERGY INC	392,579
AVISTA CORP	391,231
KULICKE AND SOFFA INDUSTRIES INC	390,765
ESCO TECHNOLOGIES INC	390,434
RED ROCK RESORTS ORS CLASS A INC	390,388
ACV AUCTIONS INC CLASS A	389,911
AMERICAN STATES WATER	388,612
PRIMORIS SERVICES CORP	387,047
RAPID7 INC	386,909
MINERALS TECHNOLOGIES INC	386,611
ARCH RESOURCES INC CLASS A	386,360
LXP INDUSTRIAL TRUST	386,141
ADTALEM GLOBAL EDUCATION INC	384,841
SQUARESPACE INC CLASS A	382,461
FULTON FINANCIAL CORP	382,033
HUB GROUP INC CLASS A	380,863
FRONTDOOR INC	380,273
ALBANY INTERNATIONAL CORP CLASS A	379,856
URBAN OUTFITTERS INC	379,589
IDEAYA BIOSCIENCES INC	378,907
CORCEPT THERAPEUTICS INC	378,768
BURFORD CAPITAL LTD	377,484
TANDEM DIABETES CARE INC	376,712
BIOHAVEN LTD	376,395
GENWORTH FINANCIAL INC	376,250
ARTISAN PARTNERS ASSET MANAGEMENT	375,433
PERFICIENT INC	375,221
VEECO INSTRUMENTS INC	375,081
SUNRUN INC	374,207
MCGRATH RENT	374,097
KOSMOS ENERGY LTD	374,083
CLEARWATER ANALYTICS HOLDINGS INC	373,919
SPRINGWORKS THERAPEUTICS INC	373,912
FRESHWORKS INC CLASS A	373,771
PROCEPT BIOROBOTICS CORP	373,688
UNIFIRST CORP	373,249
PJT PARTNERS INC CLASS A	371,534
MARQETA INC CLASS A	371,078

LCI INDUSTRIES	370,927
PENNYMAC FINANCIAL SERVICES INC	370,643
ICU MEDICAL INC	367,888
INARI MEDICAL INC	367,866
CATHAY GENERAL BANCORP	366,374
RUSH ENTERPRISES INC CLASS A	366,321
ARCBEST CORP	364,500
AAR CORP	364,009
ADMA BIOLOGICS INC	363,641
CAL MAINE FOODS INC	362,688
ZIFF DAVIS INC	362,174
RIOT PLATFORMS INC	358,718
TEGNA INC	358,662
TG THERAPEUTICS INC	358,415
COGENT COMMUNICATIONS HOLDINGS INC	358,281
GRIFFON CORP	358,063
J AND J SNACK FOODS CORP	357,052
STEPSTONE GROUP INC CLASS A	356,198
STRATEGIC EDUCATION INC	355,219
NEW YORK COMMUNITY BANCORP INC	354,152
TRINITY INDUSTRIES INC	353,984
CONSTELLIUM SE CLASS A	353,362
WNS HOLDINGS LTD	352,748
GERON CORP	352,191
AGIOS PHARMACEUTICALS INC	351,773
BLOOM ENERGY CLASS A CORP	351,435
SIX FLAGS ENTERTAINMENT	350,555
YELP INC	350,323
NUVALENT INC CLASS A	350,094
SYLVAMO CORP	349,517
PROGYNY INC	347,440
ATMUS FILTRATION TECHNOLOGIES INC	347,202
OCEANEERING INTERNATIONAL INC	346,382
C3 AI INC CLASS A	345,898
CELLDEX THERAPEUTICS INC	345,007
CINEMARK HOLDINGS INC	344,925
COMMUNITY FINANCIAL SYSTEM INC	344,822
DORMAN PRODUCTS INC	344,788
INTERNATIONAL SEAWAYS INC	344,196
ARCELLX INC	343,392
QUAKER CHEMICAL CORP	343,303
PATRICK INDUSTRIES INC	342,909
CONSTRUCTION PARTNERS INC CLASS A	342,688
URANIUM ENERGY CORP	340,953

STAAR SURGICAL	339,935
CENTURY COMMUNITIES INC	338,317
ARBOR REALTY TRUST REIT INC	338,172
GRAHAM HOLDINGS COMPANY CLASS B	337,883
PROGRESS SOFTWARE CORP	337,823
CHESAPEAKE UTILITIES CORP	337,716
BALDWIN INSURANCE GROUP INC CLASS	337,710
INTERNATIONAL GAME TECHNOLOGY PLC	336,792
AURORA INNOVATION INC CLASS A	336,245
PTC THERAPEUTICS INC	336,074
FOUR CORNERS PROPERTY INC TRUST	335,981
CARGURUS INC CLASS A	335,622
AGILYSYS INC	332,415
ENOVIX CORP	331,586
DIGITALOCEAN HOLDINGS INC	330,056
SITIME CORP	329,980
CVB FINANCIAL CORP	329,870
WERNER ENTERPRISES INC	328,418
AZZ INC	327,849
ADIENT PLC	327,160
ROGERS CORP	326,732
URBAN EDGE PROPERTIES	325,774
MYR GROUP INC	325,704
RHYTHM PHARMACEUTICALS INC	324,702
FIRST INTERSTATE BANCSYSTEM INC	323,521
CORVEL CORP	323,431
MATERION CORP	321,038
VERICEL CORP	321,022
PAGSEGURO DIGITAL LTD CLASS A	321,019
COEUR MINING INC	320,728
OSI SYSTEMS INC	320,422
EVOLENT HEALTH INC CLASS A	318,864
EASTERN BANKSHARES INC	318,548
HELEN OF TROY LTD	318,284
VISTA OUTDOOR INC	317,126
MYRIAD GENETICS INC	315,974
DIGITALBRIDGE GROUP INC CLASS A	315,812
ULTRA CLEAN HOLDINGS INC	314,139
TOPGOLF CALLAWAY BRANDS CORP	313,834
EXPRO GROUP HOLDINGS NV	313,477
ECHOSTAR CORP CLASS A	312,850
SUNSTONE HOTEL INVESTORS REIT INC	312,273
INTELLIA THERAPEUTICS INC	311,642
MIRION TECHNOLOGIES INC CLASS A	309,849

CONMED CORP	309,514
HNI CORP	308,567
EVERTEC INC	308,228
ENERGIZER HOLDINGS INC	307,866
OUTFRONT MEDIA INC	307,178
BANKUNITED INC	305,959
AVIDXCHANGE HOLDINGS INC	305,251
PARK NATIONAL CORP	305,177
INTER PARFUMS INC	304,811
INDEPENDENT BANK CORP	303,914
GIBRALTAR INDUSTRIES INC	302,648
STONEX GROUP INC	302,520
CALIX NETWORKS INC	301,474
SIMMONS FIRST NATIONAL CORP CLASS	300,565
FOOT LOCKER INC	300,411
BANK OF HAWAII CORP	300,410
ENERPAC TOOL GROUP CORP CLASS A	298,644
RXSIGHT INC	296,036
PAGERDUTY INC	296,026
JOBY AVIATION INC CLASS A	295,933
AMBARELLA INC	295,646
TELEPHONE AND DATA SYSTEMS INC	295,610
BRAZE INC CLASS A	295,456
FIRST MERCHANTS CORP	295,316
EQUITY COMMONWEALTH REIT	295,287
FOX FACTORY HOLDING CORP	294,152
IOVANCE BIOTHERAPEUTICS INC	293,067
PRICESMART INC	292,888
FIRST FINANCIAL BANCORP	292,704
WAFD INC	292,459
PROTAGONIST THERAPEUTICS INC	292,411
PACIFIC PREMIER BANCORP INC	292,247
LIVERAMP HOLDINGS INC	292,043
COHEN & STEERS INC	291,909
AGILON HEALTH	290,965
CABLE ONE INC	289,926
LAUREATE EDUCATION INC	289,463
TOWNEBANK	289,307
VERINT SYSTEMS INC	288,641
INTEGRA LIFESCIENCES HOLDINGS CORP	288,195
EDGEWELL PERSONAL CARE	287,680
PALOMAR HOLDINGS INC	287,271
FLYWIRE CORP	286,792
VICTORY CAPITAL HOLDINGS CLASS A I	286,285

ST JOE	285,042
ATLANTA BRAVES HOLDINGS INC SERIES	284,086
EPLUS	284,036
TTM TECHNOLOGIES INC	283,503
PATTERSON COMPANIES INC	283,048
VERTEX INC CLASS A	282,956
NCR ATLEOS CORP	282,845
GULFPORT ENERGY CORP	282,370
UNITED PARKS AND RESORTS INC	281,489
ACADIA PHARMACEUTICALS INC	280,914
AMN HEALTHCARE INC	280,535
SITIO ROYALTIES CORP CLASS A	279,802
SEMTECH CORP	279,438
BARNES GROUP INC	277,903
UFP TECHNOLOGIES INC	276,272
CHEESECAKE FACTORY INC	275,541
HEARTLAND FINANCIAL USA INC	275,323
MILLERKNOLL INC	274,860
KENNAMETAL INC	272,499
JETBLUE AIRWAYS CORP	270,987
TRONOX HOLDINGS PLC	270,354
STANDEX INTERNATIONAL CORP	269,765
TENNANT	269,233
LGI HOMES INC	268,828
MASTERBRAND INC	268,468
SEACOAST BANKING OF FLORIDA	268,172
BANCORP INC	267,832
ACADIA REALTY TRUST REIT	266,327
ACUSHNET HOLDINGS CORP	265,219
SURGERY PARTNERS INC	264,616
NAPCO SECURITY TECHNOLOGIES INC	263,750
SONOS INC	263,318
NOVOCURE LTD	263,305
ADDUS HOMECARE CORP	263,221
UPSTART HOLDINGS INC	262,887
TRIUMPH FINANCIAL INC	261,028
DIAMONDROCK HOSPITALITY REIT	260,995
NCR VOYIX CORP	260,746
TREEHOUSE FOODS INC	260,547
TALOS ENERGY INC	260,253
CATALYST PHARMACEUTICALS INC	259,674
BANC OF CALIFORNIA INC	259,600
BANCFIRST CORP	259,066
GEO GROUP REIT INC	258,968

GREEN BRICK PARTNERS INC	258,782
OPENLANE INC	258,771
STEPAN	258,681
BEAM THERAPEUTICS INC	258,620
PHINIA INC	258,556
NOVAVAX INC	258,340
JANUS INTERNATIONAL GROUP INC	257,968
PRIVIA HEALTH GROUP INC	255,938
ALAMO GROUP INC	255,521
NEOGENOMICS INC	255,347
SPROUT SOCIAL INC CLASS A	254,827
REMITLY GLOBAL INC	254,653
TRUSTMARK CORP	254,559
HAWKINS INC	253,890
HURON CONSULTING GROUP INC	253,342
PROVIDENT FINANCIAL SERVICES INC	253,306
SJW GROUP	252,177
ASTRANA HEALTH INC	251,918
HANESBRANDS INC	251,184
O I GLASS INC	250,525
BLUE BIRD CORP	249,972
HELIX ENERGY SOLUTIONS GROUP INC	249,427
HILLMAN SOLUTIONS CORP	249,145
ARDELYX INC	248,598
INVENTRUST PROPERTIES CORP	247,154
ARVINAS INC	246,847
EXTREME NETWORKS INC	244,481
SYNDAX PHARMACEUTICALS INC	243,937
BANK OF NT BUTTERFIELD & SON LTD	243,768
LEONARDO DRS INC	243,544
WESBANCO INC	243,264
GOLDEN OCEAN GROUP LTD	242,908
FEDERAL AGRICULTURAL MORTGAGE NON	242,118
MAGNITE INC	241,719
CENTRAL GARDEN AND PET CLASS A	241,714
ROCKET LAB USA INC	241,488
OFG BANCORP	241,478
VERACYTE INC	241,230
TELADOC HEALTH INC	241,155
LEMAITRE VASCULAR INC	239,928
CORE SCIENTIFIC INC	239,596
TEEKAY TANKERS LTD CLASS A	238,427
INDEPENDENT BANK GROUP INC	238,388
CLEAR SECURE INC CLASS A	238,103

UPBOUND GROUP INC	238,079
PEBBLEBROOK HOTEL TRUST REIT	237,229
BANNER CORP	236,088
ANDERSONS INC	235,798
ENOVA INTERNATIONAL INC	235,554
CUSHMAN AND WAKEFIELD PLC	233,750
NBT BANCORP INC	232,719
RENASANT CORP	232,562
LA-Z-BOY INC	231,211
DANA INCORPORATED INC	230,280
MAXLINEAR INC	229,878
AKERO THERAPEUTICS INC	229,720
INGEVITY CORP	229,652
STEWART INFO SERVICES CORP	229,386
CIMPRESS PLC	229,363
DELEK US HOLDINGS INC	229,080
HELIOS TECHNOLOGIES INC	228,961
PAR TECHNOLOGY CORP	228,857
ENTERPRISE FINANCIAL SERVICES CORP	228,564
DIAMOND OFFSHORE DRILLING INC	228,416
KINETIK HOLDINGS INC CLASS A	227,257
RETAIL OPPORTUNITY INVESTMENTS REI	227,109
DONNELLEY FINANCIAL SOLUTIONS INC	226,675
VIRTUS INVESTMENT PARTNERS INC	226,528
ARRAY TECHNOLOGIES INC	226,110
PAPA JOHNS INTERNATIONAL INC	225,786
WINNEBAGO INDUSTRIES INC	224,930
DHT HOLDINGS INC	224,921
SFL LTD	224,148
RECURSION PHARMACEUTICALS INC CLAS	223,883
GENTHERM INC	223,814
VECTOR GROUP LTD	223,672
ONESPAWORLD HOLDINGS LTD	223,495
VIASAT INC	222,860
WORLD KINECT	222,680
AMPHASTAR PHARMACEUTICALS INC	221,600
CTS CORP	221,557
COHU INC	221,439
BLOOMIN BRANDS INC	221,395
IMMUNOVANT INC	221,338
KNOWLES CORP	220,824
GREENBRIER INC	220,349
HILLTOP HOLDINGS INC	220,274
BORR DRILLING LTD	220,235

VITAL FARMS INC	219,819
PHOTRONICS INC	219,514
VIAVI SOLUTIONS INC	218,542
LTC PROPERTIES REIT INC	217,350
RLJ LODGING TRUST REIT	216,194
WORTHINGTON ENTERPRISES INC	215,967
KURA ONCOLOGY INC	215,721
GLOBAL NET LEASE INC	215,561
COMPASS DIVERSIFIED	215,463
OXFORD INDUSTRIES INC	214,421
MERCURY SYSTEMS INC	214,247
XENIA HOTELS RESORTS REIT INC	214,119
DNOW INC	213,968
PROG HOLDINGS INC	213,768
DYNAVAX TECHNOLOGIES CORP	213,595
JOHN WILEY AND SONS INC CLASS A	213,105
NELNET INC CLASS A	213,016
CITY HOLDING	212,606
PLUG POWER INC	212,207
EVERBRIDGE INC	211,130
GREIF INC CLASS A	210,685
PAR PACIFIC HOLDINGS INC	210,560
INMODE LTD	209,687
DORIAN LPG LTD	209,422
FB FINANCIAL CORP	208,889
INTAPP INC	208,506
PATHWARD FINANCIAL INC	208,347
MERCURY GENERAL CORP	207,724
CORECIVIC REIT INC	207,161
LIGAND PHARMACEUTICALS INC	207,111
LAKELAND FINANCIAL CORP	206,707
H AND E EQUIPMENT SERVICES INC	206,451
NEWMARK GROUP INC CLASS A	205,725
APOGEE THERAPEUTICS INC	205,722
PAYONEER GLOBAL INC	205,479
CUSTOMERS BANCORP INC	205,306
ROCKET PHARMACEUTICALS INC	205,009
MONTROSE ENVIRONMENTAL GRP INC	204,842
APOLLO COMMERCIAL REAL ESTATE FINA	204,494
BENCHMARK ELECTRONICS INC	204,363
VERA THERAPEUTICS INC CLASS A	203,874
ELME	203,808
KAISER ALUMINIUM CORP	203,489
WARBY PARKER INC CLASS A	202,436

ODP CORP	202,358
IONQ INC	201,529
WISDOMTREE INC	200,866
ASPEN AEROGELS INC	200,674
APOGEE ENTERPRISES INC	200,506
VICTORIA S SECRET	200,254
TWO HARBORS INVESTMENT CORP	199,563
FIRST BUSEY CORP	199,539
MANNKIND CORP	199,253
NORTHWEST NATURAL HOLDING COMPANY	199,074
US PHYSICAL THERAPY INC	198,703
CHEFS WAREHOUSE INC	198,170
AST SPACEMOBILE INC CLASS A	197,753
XEROX HOLDINGS CORP	196,552
MORPHIC HOLDING INC	196,039
PERDOCEO EDUCATION CORP	195,736
NATIONAL HEALTHCARE CORP	195,337
JBG SMITH PROPERTIES	195,249
SKYWARD SPECIALTY INSURANCE GROUP	195,119
ATLAS ENERGY SOLUTIONS INC	194,915
GOOSEHEAD INSURANCE INC CLASS A	194,779
KEROS THERAPEUTICS INC	194,408
READY CAPITAL CORP	194,300
SUPERNUS PHARMACEUTICALS INC	193,831
POWELL INDUSTRIES INC	193,447
UPWORK INC	193,403
LINDSAY CORP	193,290
NORTHWEST BANCSHARES INC	193,289
MIRUM PHARMACEUTICALS INC	193,105
POWERSCHOOL HOLDINGS INC CLASS A	192,845
GETTY REALTY REIT CORP	192,619
AVEPOINT INC CLASS A	192,374
KYMERA THERAPEUTICS INC	191,876
LIBERTY LATIN AMERICA LTD CLASS C	191,813
MADISON SQUARE GARDEN ENTERTAINMEN	191,209
LADDER CAPITAL CORP CLASS A	191,185
NV5 GLOBAL INC	190,496
COMPASS INC CLASS A	190,426
PROS HOLDINGS INC	190,007
DAVE AND BUSTERS ENTERTAINMENT INC	189,934
PACIRA BIOSCIENCES INC	188,883
BROOKDALE SENIOR LIVING INC	188,850
EDGEWISE THERAPEUTICS INC	188,799
HARMONIC INC	187,802

AVADEL PHARMACEUTICALS ORD	187,645
CARS.COM INC	187,583
TRICO BANCSHARES	187,245
STOCK YARDS BANCORP INC	186,511
ALEXANDER AND BALDWIN INC	186,289
ZUORA INC CLASS A	186,019
VITAL ENERGY INC	185,869
REV GROUP INC	185,431
AMC ENTERTAINMENT HOLDINGS INC CLA	185,331
NETSCOUT SYSTEMS INC	184,985
FIRST BANCORP	184,721
BIOCRYST PHARMACEUTICALS INC	184,096
HORACE MANN EDUCATORS CORP	184,042
EMPIRE STATE REALTY REIT INC TRUST	183,886
DOUGLAS EMMETT REIT INC	183,119
ALKAMI TECHNOLOGY INC	182,927
ORION SA	182,563
NURIX THERAPEUTICS INC	182,446
ICHOR HOLDINGS LTD	181,648
AMERICAN WOODMARK CORP	180,623
APPIAN CORP CLASS A	180,284
NATIONAL BANK HOLDINGS CORP CLASS	180,255
FIRST COMMONWEALTH FINANCIAL CORP	180,165
CSG SYSTEMS INTERNATIONAL INC	179,872
ARLO TECHNOLOGIES INC	178,961
OMNICELL INC	178,770
BREAD FINANCIAL HOLDINGS INC	178,686
LIVE OAK BANCSHARES INC	177,824
ADEIA INC	177,271
JAMF HOLDING CORP	177,144
EASTERLY GOVERNMENT PROPERTIES INC	176,916
PENNYMAC MORTGAGE INVESTMENT TRUST	176,495
NAVIENT CORP	176,205
VSE CORP	175,677
SIRIUSPOINT LTD	175,643
INFINERA CORP	175,623
STEELCASE INC CLASS A	174,869
HUT 8 CORP	174,079
WESTAMERICA BANCORPORATION	172,670
NATIONAL BEVERAGE CORP	172,423
APARTMENT INVESTMENT AND MANAGEMEN	172,208
HOPE BANCORP INC	171,636
NETSTREIT CORP	171,578
VERIS RESIDENTIAL INC	171,090

SMART GLOBAL HOLDINGS	170,473
US SILICA HOLDINGS INC	169,919
ACM RESEARCH CLASS A INC	169,675
JANUX THERAPEUTICS INC	169,613
S AND T BANCORP INC	169,521
ANI PHARMACEUTICALS INC	169,452
MATTERPORT INC CLASS A	169,301
UNIVERSAL CORP	168,279
IES INC	167,753
JELD WEN HOLDING INC	167,634
KFORCE INC	167,627
STELLAR BANCORP INC	167,401
CALERES INC	166,891
LEGALZOOM COM INC	166,844
CRA INTERNATIONAL INC	166,020
OPENDOOR TECHNOLOGIES INC	165,114
PELOTON INTERACTIVE CLASS A INC	165,083
CRESCENT ENERGY CLASS A	164,525
BUCKLE INC	163,866
NATIONAL WESTERN LIFE GROUP INC CL	163,493
SCANSOURCE INC	163,238
ASANA INC CLASS A	163,151
PDF SOLUTIONS INC	162,946
TECNOGLASS INC	162,734
SOUNDHOUND AI INC CLASS A	162,365
NICOLET BANKSHARES INC	161,928
XENCOR INC	161,927
SALLY BEAUTY HOLDINGS INC	161,594
SANDY SPRING BANCORP INC	160,922
LIFE TIME GROUP HOLDINGS INC	160,865
LUMEN TECHNOLOGIES INC	160,788
KENNEDY WILSON HOLDINGS INC	159,913
MFA FINANCIAL INC	159,600
AMERICAN ASSETS TRUST REIT INC	158,965
MRC GLOBAL INC	157,812
G III APPAREL GROUP LTD	157,520
THE VITA COCO COMPANY INC	157,380
N ABLE INC	157,295
WORTHINGTON STEEL INC	157,292
UTZ BRANDS INC CLASS A	156,699
PEOPLES BANCORP INC	155,940
SCHRODINGER INC	155,842
ATRICURE INC	155,838
WK KELLOGG	155,810

WOLVERINE WORLD WIDE INC	155,183
PHREESIA INC	154,866
ALPHATEC HOLDNGS INC	154,712
SHOALS TECHNOLOGIES GROUP INC CLAS	154,396
EMPLOYERS HOLDINGS INC	153,894
OCULAR THERAPEUTIX INC	153,579
MARTEN TRANSPORT LTD	153,301
SILK ROAD MEDICAL INC	153,236
FLUENCE ENERGY INC CLASS A	152,523
MGP INGREDIENTS INC	152,371
PERIMETER SOLUTIONS SA	151,557
COLLEGIUM PHARMACEUTICAL INC	151,372
SAPIENS INTERNATIONAL NV	151,226
4D MOLECULAR THERAPEUTICS INC	150,981
CANNAE HOLDINGS INC	150,925
TRIMAS CORP	150,600
HERBALIFE NUTRITION LTD	150,073
CHIMERA INVESTMENT CORP	149,926
ECOVYST INC	149,871
FRANKLIN BSP REALTY TRUST INC	149,852
1ST SOURCE CORP	149,600
GERMAN AMERICAN BANCORP INC	149,177
QCR HOLDINGS INC	149,100
UMH PROPERTIES INC	148,675
TERAWULF INC	148,497
TRANSCAT INC	148,284
LIONS GATE ENTERTAINMENT NON VOTIN	148,175
WEIS MARKETS INC	148,137
SAFEHOLD INC	147,819
THERMON GROUP HOLDINGS INC	147,494
OWENS & MINOR INC	147,339
NATIONAL VISION HOLDINGS INC	147,079
ADAPTHEALTH CORP	147,040
ARTIVION INC	146,846
HIBBETT INC	146,513
DELUXE CORP	146,507
CENTERSPACE	146,284
AMNEAL PHARMACEUTICALS INC CLASS A	146,241
BUMBLE INC CLASS A	145,963
INDIE SEMICONDUCTOR INC CLASS A	145,760
WINMARK CORP	145,636
SABRE CORP	145,237
HAWAIIAN ELECTRIC INDUSTRIES INC	145,204
JACK IN THE BOX INC	144,975

SAFETY INSURANCE GROUP INC	144,358
TARSUS PHARMACEUTICALS INC	144,299
TRIUMPH GROUP INC	144,284
ELLINGTON FINANCIAL INC	143,824
SPRINKLR INC CLASS A	143,021
ENCORE CAPITAL GROUP INC	142,967
INGLES MARKETS INC CLASS A	142,640
ARCUTIS BIOTHERAPEUTICS INC	142,578
WABASH NATIONAL CORP	142,397
COURSERA INC	142,334
VERITEX HOLDINGS INC	141,746
A10 NETWORKS INC	141,686
SELECT WATER SOLUTIONS INC CLASS A	141,486
COLUMBUS MCKINNON CORP	141,372
DIEBOLD NIXDORF INC	141,260
ENERGY FUELS INC	141,204
TRUPANION INC	140,561
SHUTTERSTOCK INC	139,939
REPAY HOLDINGS CORP CLASS A	139,476
AMERICAN HEALTHCARE REIT INC	139,263
COMSTOCK RESOURCES INC	139,030
ORIGIN BANCORP INC	138,807
VIZIO HOLDING CORP CLASS A	138,715
ARMOUR RESIDENTIAL REIT INC	138,645
OCEANFIRST FINANCIAL CORP	137,925
CORE LABORATORIES INC	137,850
FASTLY INC CLASS A	137,790
BERKSHIRE HILLS BANCORP INC	136,937
TUTOR PERINI CORP	136,735
CVR ENERGY INC	136,554
CRACKER BARREL OLD COUNTRY STORE I	136,388
LENDINGCLUB CORP	135,394
SPHERE ENTERTAINMENT CLASS A	134,981
ARDMORE SHIPPING CORP	134,842
DOLE PLC	134,432
AMERESCO INC CLASS A	134,312
KRISPY KREME INC	134,048
GREEN PLAINS INC	133,176
EXP WORLD HOLDINGS INC	133,084
IRONWOOD PHARMA INC CLASS A	132,943
PIEDMONT OFFICE REALTY TRUST REIT	132,755
ENACT HOLDINGS INC	132,543
INNOVIVA INC	132,381
MATIV HOLDINGS INC	132,203

NEXTDECADE CORP	132,177
SSR MINING INC	132,071
MIDDLESEX WATER	132,061
QUANEX BUILDING PRODUCTS CORP	131,780
HARMONY BIOSCIENCES HLDG INC	131,571
NEXPOINT RESIDENTIAL TRUST INC	131,292
NUSCALE POWER CORP CLASS A	131,010
GENCO SHIPPING AND TRADING LTD	130,694
ARGAN INC	130,444
AVANOS MEDICAL INC	129,918
SOLENO THERAPEUTICS INC	129,703
IMMUNITYBIO INC	129,282
XPEL INC	129,154
CENTURY ALUMINUM	128,188
MONARCH CASINO AND RESORT INC	127,199
PLYMOUTH INDUSTRIAL REIT INC	126,976
PROTHENA PLC	126,874
CADRE HOLDINGS INC	126,756
QUINSTREET INC	126,383
LONGBOARD PHARMACEUTICALS INC	126,284
PARAMOUNT GROUP REIT INC	125,552
ALPHA AND OMEGA SEMICONDUCTOR LTD	125,414
FTAI INFRASTRUCTURE INC	125,385
ARHAUS INC CLASS A	125,254
JOHN B SANFILIPPO AND SON INC	125,058
METALLUS INC	125,046
PERELLA WEINBERG PARTNERS CLASS A	124,638
REDWOOD TRUST REIT INC	124,634
SERVICE PROPERTIES TRUST	124,573
LEMONADE INC	123,338
PUBMATIC INC CLASS A	123,180
CECO ENVIRONMENTAL CORP	122,641
SCHOLASTIC CORP	122,407
INTERFACE INC	122,152
NOVAGOLD RESOURCES INC	121,626
AMERISAFE INC	121,444
BARRETT BUSINESS SERVICES INC	120,987
SUNCOKE ENERGY INC	120,050
FIRST BANCSHARES INC	119,794
FIRST ADVANTAGE CORP	119,786
BANCO LATINOAMERICANO DE COMERCIO	119,570
ARCUS BIOSCIENCES INC	119,556
UDEMY INC	119,094
NEUMORA THERAPEUTICS INC	119,051

ARCHER AVIATION INC CLASS A	119,004
GLOBAL BUSINESS TRAVEL GROUP INC C	118,727
ENLIVEN THERAPEUTICS INC	118,649
DIGI INTERNATIONAL INC	118,617
BRISTOW GROUP INC	118,562
TECHTARGET INC	118,477
MIMEDX GROUP INC	118,274
AURINIA PHARMACEUTICALS INC	118,266
GLOBALSTAR VOTING INC	117,740
BANK FIRST CORP	117,526
VIRIDIAN THERAPEUTICS ORS INC	117,480
SILVERBOW RESOURCES INC	117,462
SPYRE THERAPEUTICS INC	117,409
UNITIL CORP	117,304
BEAZER HOMES INC	117,230
FLEX LNG LTD	117,218
DESPEGAR COM CORP	117,165
AMERICAN AXLE AND MANUFACTURING HO	116,370
ASSETMARK FINANCIAL HOLDINGS INC	116,088
HYSTER YALE INC CLASS A	115,822
BLUELINX HOLDINGS INC	115,618
DUCOMMUN INC	115,365
AMERICAN SUPERCONDUCTOR CORP	115,336
VIR BIOTECHNOLOGY INC	115,308
PROTO LABS INC	115,281
SONIC AUTOMOTIVE INC CLASS A	115,095
NORDIC AMERICAN TANKERS LTD	115,070
ALLEGIANT TRAVEL	115,027
FIRST MID BANCSHARES INC	114,850
FIDELIS INSURANCE HOLDINGS LTD	114,610
CLEARWATER PAPER CORP	114,535
MARAVAI LIFESCIENCES HOLDINGS INC	114,274
SHENANDOAH TELECOMMUNICATIONS	114,212
BYLINE BANCORP INC	113,382
PROPETRO HOLDING CORP	113,204
SOUTHSIDE BANCSHARES INC	112,953
ALIGNMENT HEALTHCARE INC	112,764
IVANHOE ELECTRIC INC	112,654
HEALTHCARE SERVICES GROUP INC	112,476
COGENT BIOSCIENCES INC	111,613
UNITED NATURAL FOODS INC	111,560
CAREDX INC	111,195
DYNEX CAPITAL REIT INC	111,138
E2OPEN PARENT HOLDINGS INC CLASS A	111,087

SIMULATIONS PLUS INC	110,999
BRIGHTSPIRE CAPITAL INC CLASS A	110,928
CAMPING WORLD HOLDINGS INC CLASS A	110,571
GORMAN-RUPP	110,571
PRA GROUP INC	110,352
UNITED STATES LIME AND MINERALS IN	110,347
DRIVEN BRANDS HOLDINGS INC	110,242
PC CONNECTION INC	109,910
PREMIER FINANCIAL CORP	109,809
BIOLIFE SOLUTIONS INC	109,807
KOPPERS HOLDINGS INC	109,564
MARCUS & MILLICHAP INC	109,280
FRESH DEL MONTE PRODUCE INC	109,075
HCI GROUP INC	109,037
ARMADA HOFFLER PROPERTIES REIT INC	108,505
LESLIES INC	108,462
MATTHEWS INTERNATIONAL CORP CLASS	108,441
ENERGY RECOVERY INC	108,433
SABLE OFFSHORE CORP CLASS A	107,796
VICOR CORP	107,206
DISC MEDICINE INC	106,996
BRANDYWINE REALTY TRUST REIT	106,808
CG ONCOLOGY INC	106,391
HAYNES INTERNATIONAL INC	105,954
PURECYCLE TECHNOLOGIES INC	105,477
RUSH STREET INTERACTIVE INC CLASS	105,413
PACS GROUP INC	104,814
EMBECTA CORP	104,725
IMAX CORP	104,460
SANA BIOTECHNOLOGY INC	104,357
DREAM FINDERS HOMES INC CLASS A	103,977
AIR TRANSPORT SERVICES GROUP INC	103,720
CIPHER MINING INC	103,700
METALS ACQUISITION LTD	103,592
DAY ONE BIOPHARMACEUTICALS INC	103,419
GIGACLOUD TECHNOLOGY INC CLASS A	103,245
COUCHBASE INC	102,968
MONRO INC	102,884
PRAXIS PRECISION MEDICINES INC	102,780
MERCHANTS BANCORP	102,728
MALIBU BOATS CLASS A INC	102,422
MARINEMAX INC	102,419
CONNECTONE BANCORP INC	102,403
CLAROS MORTGAGE TRUST INC	102,399

REDFIN CORP	102,218
AMERANT BANCORP INC CLASS A	102,105
HOVNANIAN ENTERPRISES INC CLASS A	102,040
DIME COMMUNITY BANCSHARES INC	101,837
COMMUNITY TRUST BANCORP INC	101,771
PREFERRED BANK	101,761
INTEGRAL AD SCIENCE HOLDING CORP	101,749
COSTAMARE INC	101,735
REX AMERICAN RESOURCES CORP	101,620
VIAD CORP	101,490
UNITI GROUP INC	101,342
STURM RUGER INC	101,210
ENCORE ENERGY CORP	101,089
KINIKSA PHARMACEUTICALS INTERNATIO	100,482
FIGS INC CLASS A	99,943
UNIVEST FINANCIAL CORP	99,904
LIQUIDIA CORP	99,780
NEWPARK RESOURCES INC	99,230
ENVIRI CORP	99,081
SUMMIT THERAPEUTICS INC	98,717
BROOKLINE BANCORP INC	98,588
AMPLITUDE INC CLASS A	98,568
KELLY SERVICES INC CLASS A	98,507
BEL FUSE INC CLASS B	98,251
ASTEC INDUSTRIES INC	98,086
F&G ANNUITIES AND LIFE INC	98,055
CYTEK BIOSCIENCES INC	97,784
CAPITOL FEDERAL FINANCIAL INC	97,673
CULLINAN THERAPEUTICS INC	97,385
MERCANTILE BANK CORP	97,368
PATRIA INVESTMENTS LTD CLASS A	97,240
HEALTHSTREAM INC	97,232
DIVERSIFIED HEALTHCARE TRUST	97,057
BJS RESTAURANTS INC	96,952
PENNANT GROUP INC	96,818
INTERNATIONAL MONEY EXPRESS INC	96,635
MISTER CAR WASH INC	96,319
OLD SECOND BANCORP INC	96,206
SHOE CARNIVAL INC	96,172
SOLARWINDS CORP	96,171
BURKE HERBERT FINANCIAL SERVICES T	96,148
WHITESTONE REIT	95,952
EVERI HOLDINGS INC	95,575
CROSSFIRST BANKSHARES INC	95,476

GANNETT CO INC	94,925
NABORS INDUSTRIES LTD	94,572
HUDSON PACIFIC PROPERTIES REIT INC	94,382
SMITH WESSON BRANDS INC	94,257
VAALCO ENERGY INC	94,238
ZIPRECRUITER INC CLASS A	94,045
PITNEY BOWES INC	93,772
89BIO INC	93,709
RELAY THERAPEUTICS INC	93,666
FIRST COMMUNITY BANKSHARES INC	93,610
HEIDRICK AND STRUGGLES INTERNATION	92,593
ETHAN ALLEN INTERIORS INC	92,288
PEDIATRIX MEDICAL GROUP INC	92,133
TOMPKINS FINANCIAL CORP	92,128
B AND G FOODS INC	92,047
HARROW INC	92,000
GOLDEN ENTERTAINMENT INC	91,961
HAWAIIAN HOLDINGS INC	91,870
DIVERSIFIED ENERGY COMPANY PLC	91,058
SPARTANNASH	90,911
MONEYLION INC CLASS A	90,895
DRIL QUIP INC	90,545
BRIGHTSPHERE INVESTMENT GROUP INC	90,254
UNIVERSAL TECHNICAL INSTITUTE INC	89,944
IMMUNOME INC	89,758
STAGWELL INC CLASS A	89,690
HAIN CELESTIAL GROUP INC	89,588
REVOLVE GROUP CLASS A INC	89,335
DIANTHUS THERAPEUTICS INC	89,182
SUMMIT HOTEL PROPERTIES REIT INC	89,077
COMMUNITY HEALTHCARE TRUST INC	88,625
BRIGHTSPRING HEALTH SERVICES INC	88,517
GRID DYNAMICS HOLDINGS INC CLASS A	88,442
FORESTAR GROUP INC	88,260
PLIANT THERAPEUTICS INC	88,193
MILLER INDUSTRIES INC	88,032
GOGO INC	87,908
ATRION CORP	87,771
SUNNOVA ENERGY INTERNATIONAL INC	87,506
NEXTNAV INC	87,483
TRAVERE THERAPEUTICS INC	87,387
PROASSURANCE CORP	87,324
CENTRUS ENERGY CORP CLASS A	86,654
BEYOND INC	86,603

PETIQ INC CLASS A	86,563
NB BANCORP INC	86,454
BRIGHTVIEW HOLDINGS INC	86,344
EVOLUS INC	86,247
HERITAGE FINANCIAL CORP	85,967
STANDARD MOTOR PRODUCTS INC	85,963
V2X INC	85,800
INDEPENDENT BANK CORP	85,644
APPLIED DIGITAL CORP	84,871
VITESSE ENERGY INC	84,870
SAGE THERAPEUTICS INC	84,697
ADVANSIX INC	84,506
LIFESTANCE HEALTH GROUP INC	84,496
CHARGEPOINT HOLDINGS INC CLASS A	84,438
MERIDIANLINK INC	84,415
LIMBACH HOLDINGS INC	84,256
DXP ENTERPRISES INC	84,254
GLADSTONE COMMERCIAL REIT CORP	84,222
LIONS GATE ENTERTAINMENT VOTING CO	83,706
SURMODICS INC	83,702
GLOBAL MEDICAL REIT INC	83,518
ASTRONICS CORP	83,485
PAYSAFE LTD	83,326
GREAT LAKES DREDGE AND DOCK CORP	83,261
HORIZON BANCORP INC	83,164
UROGEN PHARMA LTD	83,044
YEXT INC	82,807
A MARK PRECIOUS METALS INC	82,608
HERITAGE COMMERCE CORP	82,554
RYERSON HOLDING CORP	82,485
SCHOLAR ROCK HOLDING CORP	82,409
BIGCOMMERCE HOLDINGS INC SERIES	82,389
OPEN LENDING CORP	82,305
IBOTTA INC CLASS A	82,300
NERDWALLET INC CLASS A	82,125
CASS INFORMATION SYSTEMS INC	81,903
THRYV HOLDINGS INC	81,705
HEARTLAND EXPRESS INC	81,686
INSTEEL INDUSTRIES INC	81,580
CBL ASSOCIATES PROPERTIES INC	81,549
CASTLE BIOSCIENCES INC	81,333
VIMEO INC	80,740
CENTRAL PACIFIC FINANCIAL CORP	80,708
VAREX IMAGING CORP	80,455

AMBAC FINANCIAL GROUP INC	80,035
DAILY JOURNAL CORP	79,290
ARCTURUS THERAPEUTICS HOLDINGS INC	79,113
DINE BRANDS GLOBAL INC	79,097
BLEND LABS INC CLASS A	78,805
EAGLE BANCORP INC	78,794
KODIAK GAS SERVICES INC	78,618
IDT CORP CLASS B	78,593
BUSINESS FIRST BANCSHARES INC	78,075
REGENXBIO INC	77,700
HACKETT GROUP INC	77,519
TURNING POINT BRANDS INC	77,497
CAMBRIDGE BANCORP	77,349
COASTAL FINANCIAL CORP	77,285
NEW YORK MORTGAGE TRUST REIT INC	77,176
KIMBALL ELECTRONICS INC	77,172
EQUITY BANCSHARES INC CLASS A	77,123
ENNIS INC	76,921
NU SKIN ENTERPRISES INC CLASS A	76,816
STANDARD BIOTOOLS INC	76,744
ACCEL ENTERTAINMENT INC CLASS A	76,704
FIRST WATCH RESTAURANT GROUP INC	76,421
RPC INC	76,369
CONDUENT INC	76,284
BROOKFIELD BUSINESS CORP CLASS A	76,126
EVERQUOTE INC CLASS A	75,889
SI BONE INC	75,886
KKR REAL ESTATE FINANCE INC TRUST	75,694
NUVATION BIO INC CLASS A	75,689
PORTILLO S INC CLASS A	75,622
TEEKAY CORP	75,545
USANA HEALTH SCIENCES INC	75,053
MIND MEDICINE SUBORDINATE VOTING I	75,042
PAGAYA TECHNOLOGIES LTD CLASS A	74,991
AMALGAMATED FINANCIAL	74,857
INSTRUCTURE HOLDINGS INC	74,818
DOUGLAS DYNAMICS INC	74,763
TRUSTCO BANK CORP	74,744
GREAT SOUTHERN BANCORP INC	74,740
METROCITY BANKSHARES INC	74,712
MITEK SYSTEMS INC	74,649
DAKTRONICS INC	74,633
FARMLAND PARTNERS INC	73,953
CLEAR CHANNEL OUTDOOR HOLDINGS INC	73,856

CORSAIR GAMING INC	73,681
UNIVERSAL HEALTH REALTY INCOME TRU	73,231
CAMDEN NATIONAL CORP	73,062
BERRY	72,920
TPG RE FINANCE TRUST INC	72,654
ARKO	72,588
NLIGHT INC	72,477
WASHINGTON TRUST BANCORP INC	72,280
CASSAVA SCIENCES INC	71,988
HANMI FINANCIAL CORP	71,913
OLYMPIC STEEL INC	71,907
LUMINAR TECHNOLOGIES INC CLASS A	71,772
ZIMVIE INC	71,540
NAVITAS SEMICONDUCTOR CORP	71,467
SUN COUNTRY AIRLINES HOLDINGS INC	71,265
MYERS INDUSTRIES INC	71,088
ONESPAN INC	70,741
STERLING CHECK CORP	70,714
ARDAGH METAL PACKAGING SA	70,713
XOMETRY INC CLASS A	70,701
ANAPTYSBIO INC	70,619
SEMRUSH HOLDINGS INC CLASS A	70,592
SUNOPTA INC	70,573
YORK WATER	70,397
I3 VERTICALS INC CLASS A	70,259
NEXTDOOR HOLDINGS INC CLASS A	70,112
ZYMEWORKS INC	69,884
ANTERIX INC	69,758
ALEXANDERS REIT INC	69,482
FARMERS NATIONAL BANC CORP	69,444
STOKE THERAPEUTICS INC	69,428
SUPER GROUP LTD	69,406
QUANTERIX CORP	69,392
CLEARFIELD INC	69,061
CROSS COUNTRY HEALTHCARE INC	68,729
ORTHOPEDIATRICS CORP	68,420
ALTIMMUNE INC	68,315
FIRST FINANCIAL CORPORATION INDIAN	68,302
DIGIMARC CORP	68,253
FORWARD AIR CORP	67,973
UNIVERSAL INSURANCE HOLDINGS INC	67,649
MIDLAND STATES BANCORP INC	67,633
PERSPECTIVE THERAPEUTICS INC	67,517
OLO INC CLASS A	67,348

REPUBLIC BANCORP INC CLASS A	67,281
HOMETRUST BANCSHARES INC	67,267
PACTIV EVERGREEN INC	67,173
UNITED FIRE GROUP INC	66,941
HARBORONE BANCORP INC	66,780
CNB FINANCIAL CORP	66,475
CORBUS PHARMACEUTICALS HOLDINGS IN	66,472
ORCHID ISLAND CAPITAL INC	65,602
WORLD ACCEPTANCE CORP	65,497
HILLEVAX INC	65,460
METROPOLITAN BANK HOLDING CORP	65,450
ACCO BRANDS CORP	65,415
SOUTHERN MISSOURI BANCORP INC	65,310
CLEAN ENERGY FUELS CORP	65,244
PLAYAGS INC	65,102
INVESCO MORTGAGE CAPITAL REIT INC	64,990
GRAY TELEVISION INC	64,948
BAR HARBOR BANKSHARES	64,888
APPLIED THERAPEUTICS INC	64,787
ROOT INC CLASS A	64,771
VIVID SEATS INC CLASS A	64,757
AVID BIOSERVICES INC	64,738
KALVISTA PHARMACEUTICALS INC	64,672
ENHABIT INC	64,037
ORTHOFIX MEDICAL INC	64,033
GLADSTONE LAND REIT CORP	63,864
ARROW FINANCIAL CORP	63,692
CEVA INC	63,599
SMARTRENT INC CLASS A	63,352
Y MABS THERAPEUTICS INC	63,203
REPLIMUNE GROUP INC	63,180
HERTZ GLOBAL HLDGS INC	63,000
GREEN DOT CORP CLASS A	62,824
FRANKLIN COVEY	62,814
EYEPOINT PHARMACEUTICALS INC	62,762
TETRA TECHNOLOGIES INC	62,754
ORIC PHARMACEUTICALS INC	62,690
CHATHAM LODGING TRUST REIT	62,460
OLEMA PHARMACEUTICALS INC	62,421
LENDINGTREE INC	62,343
ATLANTA BRAVES HOLDINGS INC SERIES	62,326
MESA LABORATORIES INC	62,301
ARBUTUS BIOPHARMA CORP	62,060
MISSION PRODUCE INC	61,997

NETGEAR INC	61,980
CHUYS HOLDINGS INC	61,923
LSB INDUSTRIES INC	61,865
SINCLAIR INC CLASS A	61,865
GLOBAL INDUSTRIAL	61,811
STONERIDGE INC	61,606
LIQUIDITY SERVICES INC	61,538
NORTHEAST BANK	61,469
OUSTER INC CLASS A	61,408
TIPTREE INC	61,326
SANDRIDGE ENERGY INC	61,262
COMMUNITY HEALTH SYSTEMS INC	61,102
HUMACYTE INC	61,003
ADAPTIVE BIOTECHNOLOGIES CORP	60,693
BANDWIDTH INC CLASS A	60,650
ADTRAN HOLDINGS INC	60,606
BOWMAN CONSULTING GROUP LTD	60,560
ESPERION THERAPEUTICS INC	60,408
ARS PHARMACEUTICALS INC	60,404
POWERFLEET INC	60,251
CENTRAL GARDEN AND PET	60,060
GCM GROSVENOR INC CLASS A	60,034
ARIS WATER SOLUTIONS INC CLASS A	60,016
SAUL CENTERS REIT INC	59,788
ANNEXON INC	59,594
PEOPLES FINANCIAL SERVICES CORP	59,521
OVERSEAS SHIPHOLDING GROUP INC CLA	59,487
RADIUS RECYCLING INC CLASS A	59,461
ENFUSION INC CLASS A	59,367
HERON THERAPEUTICS INC	59,336
ASTRIA THERAPEUTICS INC	59,332
COLUMBIA FINANCIAL INC	59,326
TANGO THERAPEUTICS INC	59,202
OPKO HEALTH INC	59,178
SHYFT GROUP INC	59,075
CTO REALTY GROWTH INC	59,032
CAPITAL CITY BANK INC	58,928
MAXCYTE INC	58,910
INNODATA INC	58,638
FIVE STAR BANCORP	58,274
CANTALOUPE INC	58,245
LSI INDUSTRIES INC	58,242
SPIRIT AIRLINES INC	58,231
DIAMOND HILL INVESTMENT GROUP INC	58,130

COVENANT LOGISTICS GROUP INC CLASS	57,916
EVENTBRITE CLASS A INC	57,886
HUDSON TECHNOLOGIES INC	57,847
PEAPACK GLADSTONE FINANCIAL CORP	57,712
ONE LIBERTY PROPERTIES REIT INC	57,573
NANO X IMAGING LTD	57,509
OCUGEN INC	57,215
FULGENT GENETICS INC	57,173
CONSOLIDATED WATER LTD	57,141
3D SYSTEMS CORP	57,087
EDITAS MEDICINE INC	56,988
NORTHFIELD BANCORP INC	56,908
BEYOND MEAT INC	56,867
MANITOWOC INC	56,774
NATIONAL PRESTO INDUSTRIES INC	56,723
PEAKSTONE REALTY TRUST CLASS E	56,625
TERNS PHARMACEUTICALS INC	56,618
SAVARA INC	56,271
MACATAWA BANK CORP	56,064
REAL BROKERAGE INC	56,060
ITEOS THERAPEUTICS INC	55,635
FULCRUM THERAPEUTICS INC	55,540
WAVE LIFE SCIENCES LTD	55,479
SMARTFINANCIAL INC	55,388
CALAVO GROWERS INC	55,138
CELCUITY INC	55,053
UR ENERGY INC	54,912
XPERI INC	54,424
HEALTH CATALYST INC	54,379
BIT DIGITAL INC	54,229
XPONENTIAL FITNESS INC CLASS A	54,226
PACIFIC BIOSCIENCES OF CALIFORNIA	54,079
MONTAUK RENEWABLES INC	54,013
KURA SUSHI USA INC	54,005
RCI HOSPITALITY HOLDINGS INC	53,840
FRP HOLDINGS INC	53,732
MOVADO GROUP INC	53,673
GREENLIGHT CAPITAL LTD CLASS A	53,448
LIGHTWAVE LOGIC INC	53,345
NET LEASE OFFICE PROPERTIES	53,327
HAVERTY FURNITURE COMPANIES INC	53,160
DUCKHORN PORTFOLIO INC	53,129
AMERICAS CAR MART INC	53,105
RMR GROUP INC CLASS A	52,997

NEUROGENE INC	52,911
ANIKA THERAPEUTICS INC	52,864
TITAN INTERNATIONAL INC	52,818
SAFE BULKERS INC	52,782
SHORE BANCSHARES INC	52,727
ARES COMMERCIAL REAL ESTATE REIT C	52,708
ALECTOR INC	52,687
WILLDAN GROUP INC	52,651
FUBOTV INC	52,638
B RILEY FINANCIAL INC	52,585
VOYAGER THERAPEUTICS INC	52,491
COMPASS MINERALS INTERNATIONAL INC	52,476
CARRIAGE SERVICES INC	52,338
ALLIENT INC	52,309
SELECTQUOTE INC	52,214
RESOURCES CONNECTION INC	51,877
MIDWESTONE FINANCIAL GROUP INC	51,705
RAYONIER ADVANCED MATERIALS INC	51,675
TAYSHA GENE THERAPIES INC	51,648
WEAVE COMMUNICATIONS INC	51,315
TEJON RANCH	51,299
VISHAY PRECISION GROUP INC	51,261
ALERUS FINANCIAL CORP	51,221
RUSH ENTERPRISES INC CLASS B	51,208
METHODE ELECTRONICS INC	51,057
STITCH FIX INC CLASS A	50,929
GROUPON INC	50,811
DENNYS CORP	50,715
SIGA TECHNOLOGIES INC	50,633
PHATHOM PHARMACEUTICALS INC	50,594
ENTRADA THERAPEUTICS INC	50,588
OMNIAB INC	50,483
MID PENN BANCORP INC	50,463
AGENUS INC	50,451
SOUTH PLAINS FINANCIAL INC	50,247
CARTER BANKSHARES INC	50,229
RBB BANCORP	50,110
VERVE THERAPEUTICS INC	50,069
ESQUIRE FINANCIAL HOLDINGS INC	50,028
ADVANTAGE SOLUTIONS INC CLASS A	49,997
FIRST FOUNDATION INC	49,977
FLUSHING FINANCIAL CORP	49,878
AURA BIOSCIENCES INC	49,767
KEARNY FINANCIAL CORP	49,225

HIPPO HOLDINGS INC	49,181
NATIONAL RESEARCH CORP	49,159
LIMONEIRA	48,883
LINDBLAD EXPEDITIONS HOLDINGS INC	48,761
CONSOLIDATED COMMUNICATIONS HOLDIN	48,558
NVE CORP	48,549
RAMACO RESOURCES INC CLASS A	48,393
MINERALYS THERAPEUTICS INC	48,298
IRADIMED CORP	48,158
EXCELERATE ENERGY INC CLASS A	48,073
AVIAT NETWORKS INC	48,027
PHIBRO ANIMAL HEALTH CORP CLASS A	47,979
CARDLYTICS INC	47,971
WESTROCK COFFEE	47,968
BUILD A BEAR WORKSHOP INC	47,937
EVOLV TECHNOLOGIES HOLDINGS INC CL	47,897
EUROPEAN WAX CENTER INC CLASS A	47,892
FINANCIAL INSTITUTIONS INC	47,547
FATE THERAPEUTICS INC	47,462
EASTMAN KODAK	47,430
BOSTON OMAHA CORP CLASS A	47,352
MEDIAALPHA INC CLASS A	47,333
ANYWHERE REAL ESTATE INC	47,297
LOVESAC COMPANY	47,102
GETTY IMAGES HOLDINGS INC CLASS A	46,980
TYRA BIOSCIENCES INC	46,867
TREACE MEDICAL CONCEPTS INC	46,776
GRANITE RIDGE RESOURCES INC	46,715
PARAGON INC	46,690
ORASURE TECHNOLOGIES INC	46,673
COMMUNITY WEST BANCSHARES	46,583
CABALETTA BIO INC	46,451
RILEY EXPLORATION PERMIAN INC	46,230
BRC INC CLASS A	46,036
ORRSTOWN FINANCIAL SERVICES INC	45,883
CERUS CORP	45,852
TITAN MACHINERY INC	45,840
ZUMIEZ INC	45,836
ONEWATER MARINE CLASS A INC	45,766
CHEGG INC	45,738
NORTHRIM BANCORP INC	45,709
ACNB CORP	45,664
AARONS COMPANY INC	45,629
TRUEBLUE INC	45,516

MASTERCRAFT BOAT HOLDINGS INC	45,501
CARGO THERAPEUTICS INC	45,451
PETCO HEALTH AND WELLNESS COMPANY	45,368
XERIS BIOPHARMA HOLDINGS INC	45,324
P10 INC CLASS A	45,317
NKARTA INC	45,164
NATIONAL CINEMEDIA INC	45,147
DOCGO INC	45,117
AEHR TEST SYSTEMS	45,104
CONSENSUS CLOUD SOLUTIONS INC	45,080
VANDA PHARMACEUTICALS INC	45,025
THE REALREAL INC	44,969
THERAVANCE BIOPHARMA INC	44,944
NORTHWEST PIPE	44,908
SEACOR MARINE HOLDINGS INC	44,854
GENEDX HOLDINGS CORP CLASS A	44,804
ACELYRIN INC	44,762
FIRST BUSINESS FINANCIAL SERVICES	44,758
LUXFER HOLDINGS PLC	44,668
MODIVCARE INC	44,556
AXOGEN INC	44,540
HOME BANCORP INC	44,531
LINCOLN EDUCATIONAL SERVICES CORP	44,522
NEWTEKONE INC	44,498
PLANET LABS CLASS A	44,465
APPLIED OPTOELECTRONICS INC	44,434
NEVRO CORP	44,230
FARMERS AND MERCHANTS BANCORP INC	44,118
GRINDR INC	43,697
WEST BANCORPORATION INC	43,515
FUNKO INC CLASS A	43,412
OIL DRI CORPORATION OF AMERICA	43,261
GREIF INC CLASS B	43,243
DISTRIBUTION SOLUTIONS GROUP INC	43,080
DESIGNER BRANDS INC CLASS A	42,995
SIERRA BANCORP	42,970
ANAVEX LIFE SCIENCES CORP	42,871
TOURMALINE BIO INC	42,824
LARIMAR THERAPEUTICS INC	42,804
TARGET HOSPITALITY CORP	42,740
ALTUS POWER INC CLASS A	42,728
DEFINITIVE HEALTHCARE CORP CLASS A	42,654
EL POLLO LOCO INC	42,639
HINGHAM INSTITUTION FOR SAVINGS	42,395

ORION GROUP INC	42,291
PRIME MEDICINE INC	42,184
PREFORMED LINE PRODUCTS	41,970
THOUGHTWORKS HOLDING INC	41,967
AMC NETWORKS CLASS A INC	41,828
LIBERTY LATIN AMERICA LTD CLASS A	41,823
RIBBON COMMUNICATIONS INC	41,688
CRYOPORT INC	41,543
BALLY S CORP	41,428
FIRST BANK	41,367
GENESCO INC	41,221
KRONOS WORLDWIDE INC	41,126
FARO TECHNOLOGIES INC	41,120
GRAHAM CORP	41,114
HBT FINANCIAL INC	41,085
CRICUT INC CLASS A	41,067
FIRST BANCORP INC	40,978
SAVERS VALUE VILLAGE INC	40,955
UNIVERSAL LOGISTICS INC	40,793
AMERICAN SOFTWARE INC CLASS A	40,756
TALKSPACE INC	40,731
DMC GLOBAL INC	40,722
BANK OF MARIN BANCORP	40,507
RANPAK HOLDINGS CORP CLASS A	40,188
CITIZENS AND NORTHERN CORP	39,966
AMERICAN PUBLIC EDUCATION INC	39,924
TACTILE SYSTEMS TECHNOLOGY INC	39,701
WIDEOPENWEST INC	39,655
GUARANTY BANCSHARES INC	39,614
RED VIOLET INC	39,599
ORANGE COUNTY BANCORP INC	39,501
THIRD COAST BANCSHARES INC	39,392
I GOLD CORP	39,322
FUELCELL ENERGY INC	39,260
C4 THERAPEUTICS INC	39,233
POSTAL REALTY TRUST INC CLASS A	39,190
OIL STATES INTERNATIONAL INC	39,152
THE MARCUS CORP	39,147
TRUECAR INC	39,109
SPOK HOLDINGS INC	39,084
HIMALAYA SHIPPING LTD	38,985
SENECA FOODS CORP CLASS A	38,975
AMPLIFY ENERGY CORP	38,890
UNISYS CORP	38,847

CENTURI HOLDINGS INC	38,843
IROBOT CORP	38,781
THIRD HARMONIC BIO INC	38,753
CLIMB GLOBAL SOLUTIONS INC	38,691
CHICAGO ATLANTIC REAL ESTATE FINAN	38,646
ROCKY BRANDS INC	38,623
DOMO INC CLASS B	38,531
HAMILTON INSURANCE GROUP LTD CLASS	38,478
8X8 INC	38,430
REVANCE THERAPEUTICS INC	38,429
ENTERPRISE BANCORP INC	38,365
ERASCA INC	38,265
IMMERSION CORP	38,223
ACCOLADE INC	38,177
BLINK CHARGING	38,135
MATRIX SERVICE	38,082
CIVISTA BANCSHARES INC	37,625
AMERICAN COASTAL INSURANCE CORP	37,305
INTREPID POTASH INC	37,301
SUNPOWER	37,249
COMMSCOPE HOLDING INC	37,190
INVESTORS TITLE	37,107
MBIA INC	37,003
SOLID POWER INC CLASS A	36,709
ENANTA PHARMACEUTICALS INC	36,485
MACROGENICS INC	36,418
1-800 FLOWERS.COM INC CLASS A	36,404
EVGO INC CLASS A	36,231
CORMEDIX INC	36,108
GRAFTECH INTERNATIONAL LTD	36,104
ATEA PHARMACEUTICALS INC	35,930
FS BANCORP INC	35,830
PEPGEN INC	35,766
TURTLE BEACH CORP	35,764
RING ENERGY INC	35,678
BACKBLAZE INC CLASS A	35,673
PANGAEA LOGISTICS SOLUTIONS LTD	35,634
JAMES RIVER GROUP HOLDINGS LTD	35,628
LYELL IMMUNOPHARMA INC	35,605
ABSCI CORP	35,602
SUPERIOR GROUP OF COMPANIES INC	35,551
PARK AEROSPACE CORP	35,459
ALLOGENE THERAPEUTICS INC	35,421
REGIONAL MANAGEMENT CORP	35,321

FIRST OF LONG ISLAND CORP	35,220
ATN INTERNATIONAL INC	35,089
BAYCOM CORP	35,083
OOMA INC	35,083
BRIDGEWATER BANCSHARES INC	35,016
LEGACY HOUSING CORP	34,984
SPIRE GLOBAL INC CLASS A	34,796
INDUSTRIAL LOGISTICS PROPERTIES TR	34,754
OMEROS CORP	34,693
MERSANA THERAPEUTICS INC	34,580
DAVE INC CLASS A	34,512
BARK INC	34,499
SUTRO BIOPHARMA INC	34,489
EVERCOMMERCE INC	34,477
SOUTHERN FIRST BANCSHARES INC	34,415
LIFEMD INC	34,327
UNIVERSAL STAINLESS AND ALLOY PROD	34,143
ILEARNINGENGINES INC	34,068
MEDIFAST INC	33,952
VILLAGE SUPER MARKET INC CLASS A	33,805
SIGHT SCIENCES INC	33,730
PARK OHIO HOLDINGS CORP	33,683
THE HONEST COMPANY INC	33,583
PULMONX CORP	33,437
JASPER THERAPEUTICS INC	33,414
ZENTALIS PHARMACEUTICALS INC	33,297
INOZYME PHARMA INC	33,173
SOUTHERN STATES BANCSHARES ANNISTO	32,948
WATERSTONE FINANCIAL INC	32,896
TELOS CORPORATION CORP	32,799
AMER VANGUARD CORP	32,603
GREENE COUNTY BANCORP INC	32,564
FIRST INTERNET BANCORP	32,559
PRIMIS FINANCIAL CORP	32,530
AERSALE CORP	32,524
RED RIVER BANCSHARES INC	32,489
UNITY BANCORP INC	32,468
NORTHEAST COMMUNITY BANCORP INC	32,432
CUSTOM TRUCK ONE SOURCE INC	32,307
TSCAN THERAPEUTICS INC	32,251
MICROVISION INC	32,227
ACTINIUM PHARMACEUTICALS INC	31,998
FIDELITY D AND D BANCORP INC	31,886
NEKTAR THERAPEUTICS	31,827

VIEMED HEALTHCARE INC	31,748
CODORUS VALLEY BANCORP INC	31,733
POTBELLY CORP	31,719
SOLARIS OILFIELD INFRASTRUCTURE IN	31,686
ADC THERAPEUTICS SA	31,682
TIMBERLAND BANCORP INC	31,668
ANGIODYNAMICS INC	31,629
COLONY BANKCORP INC	31,605
MAMAS CREATIONS INC	31,523
HYLIION HOLDINGS CORP CLASS A	31,512
FORRESTER RESEARCH INC	31,461
LENZ THERAPEUTICS INC	31,416
ALTA EQUIPMENT GROUP INC CLASS A	31,123
PERFORMANT FINANCIAL CORP	31,123
BIOVENTUS CLASS A INC	31,096
MVB FINANCIAL CORP	31,054
OLAPLEX HOLDINGS INC	30,885
ORION OFFICE REIT INC	30,881
ASURE SOFTWARE INC	30,660
SEZZLE INC	30,612
AKEBIA THERAPEUTICS INC	30,608
PRECIGEN INC	30,522
NATURAL GAS SERVICES GROUP INC	30,442
CODEXIS INC	30,430
PARKE BANCORP INC	30,206
COOPER STANDARD HOLDINGS INC	30,155
HOMESTREET INC	30,028
DONEGAL GROUP INC CLASS A	30,023
SKYWATER TECHNOLOGY INC	29,942
ARTERIS INC	29,905
MAYVILLE ENGINEERING COMPANY INC	29,888
CITIZENS FINANCIAL SERVICES INC	29,885
CITY OFFICE REIT INC	29,885
LIFEZONE METALS LTD	29,852
JOHN MARSHALL BANCORP INC	29,788
KORRO BIO INC	29,772
RADIANT LOGISTIC INC	29,730
INOVIO PHARMACEUTICALS INC	29,726
TILE SHOP HOLDINGS INC	29,695
RACKSPACE TECHNOLOGY INC	29,633
W AND T OFFSHORE INC	29,630
CHOICEONE FINANCIAL SERVICES INC	29,624
DESTINATION XL GROUP INC	29,499
WILLIS LEASE FINANCE CORP	29,453

LANZATECH GLOBAL INC	29,439
UTAH MEDICAL PRODUCTS INC	29,330
INSPIRED ENTERTAINMENT INC	29,317
ZEVRA THERAPEUTICS INC	29,282
SLEEP NUMBER CORP	29,246
NET POWER INC CLASS A	29,244
ALPINE INCOME PROPERTY TRUST INC	29,237
PERPETUA RESOURCES CORP	29,089
HIGHPEAK ENERGY INC	29,006
PLUMAS BANCORP	28,748
LAND END INC	28,648
BIOTE CORP CLASS A	28,565
COHERUS BIOSCIENCES INC	28,561
ALX ONCOLOGY HOLDINGS INC	28,504
INNOVID CORP	28,379
CAPITAL BANCORP INC	28,352
BRT APARTMENTS CORP	28,336
BLUE FOUNDRY BANCORP	28,244
AG MORTGAGE INVESTMENT TRUST REIT	28,200
AVITA MEDICAL INC	28,179
NATURAL GROCERS BY VITAMIN COTTAGE	28,132
INOGEN INC	28,097
NORWOOD FINANCIAL CORP	27,969
HALLADOR ENERGY	27,964
ORGANOGENESIS HOLDINGS INC CLASS A	27,950
GENCOR INDUSTRIES INC	27,946
LB FOSTER	27,911
LEXICON PHARMACEUTICALS INC	27,833
POSEIDA THERAPEUTICS INC	27,825
CARTESIAN THERAPEUTICS INC	27,820
2SEVENTY BIO INC	27,778
AQUESTIVE THERAPEUTICS INC	27,760
NATURES SUNSHINE PRODUCTS INC	27,533
MIDDLEFIELD BANC CORP	27,513
GENIE ENERGY LTD CLASS B	27,500
BLADE AIR MOBILITY INC CLASS A	27,468
FORUM ENERGY TECHNOLOGIES INC	27,431
FRONTIER GROUP HOLDINGS INC	27,421
CLARUS CORP	27,391
EW SCRIPPS CLASS A	27,371
PCB BANCORP	27,334
PULSE BIOSCIENCES INC	27,315
FREYR BATTERY INC	27,256
KARAT PACKAGING INC	27,154

ORCHESTRA BIOMED HOLDINGS INC	27,001
OUTBRAIN INC	26,897
TPI COMPOSITES INC	26,585
BLUEBIRD BIO INC	26,538
ALICO INC	26,506
AFC GAMMA INC	26,486
ACACIA RESEARCH CORP	26,473
BANKWELL FINANCIAL GROUP INC	26,385
PONCE FINANCIAL GROUP INC	26,268
CHEMUNG FINANCIAL CORP	26,160
AMES NATIONAL CORP	26,084
NEXPOINT DIVERSIFIED REAL ESTATE T	26,052
LCNB CORP	25,984
PURE CYCLE CORP	25,909
WEYCO GROUP INC	25,833
RANGER ENERGY SERVICES INC	25,774
REPOSITRAK INC	25,687
PIEDMONT LITHIUM INC	25,679
GOPRO INC CLASS A	25,593
CS DISCO INC	25,533
QUAD GRAPHICS INC CLASS A	25,490
OPTIMIZERX CORP	25,410
J JILL INC	25,388
PLAYSTUDIOS INC CLASS A	25,368
BRAEMAR HOTELS RESORTS INC	25,301
PRINCETON BANCORP INC	25,255
ALTI GLOBAL INC CLASS A	25,248
STAR HOLDINGS SHARES OF BENEFICIAL	25,193
ARRIVENT BIOPHARMA INC	25,172
TREVI THERAPEUTICS INC	25,163
XOMA CORP	25,159
BYRNA TECHNOLOGIES INC	25,100
FVCBANKCORP INC	25,061
BLACK DIAMOND THERAPEUTICS INC	25,052
OAK VALLEY BANCORP	24,920
MAIDEN HOLDINGS LTD	24,879
BCB BANCORP INC	24,768
TENAYA THERAPEUTICS INC	24,741
MAUI LAND AND PINEAPPLE INC	24,740
SEVEN HILLS REALTY TRUST	24,675
NATHANS FAMOUS INC	24,672
CITI TRENDS INC	24,598
VIANT TECHNOLOGY INC CLASS A	24,566
CALIFORNIA BANCORP	24,510

WHEELS UP EXPERIENCE INC CLASS A	24,440
STEM INC	24,337
LANDSEA HOMES CORP	24,317
SEMLER SCIENTIFIC INC	24,286
ITERIS INC	24,226
ON24 INC	24,208
ESSA BANCORP INC	24,063
OMEGA FLEX INC	23,999
HERITAGE INSURANCE HOLDINGS INC	23,775
FORGE GLOBAL HOLDINGS INC	23,678
ACCURAY INC	23,618
ATLANTICUS HOLDINGS CORP	23,615
JOHNSON OUTDOORS INC CLASS A	23,612
ANGEL OAK MORTGAGE REIT INC	23,580
REDWIRE CORP	23,446
SERA PROGNOSTICS INC CLASS A	23,402
MISTRAS GROUP INC	23,386
SES AI CORP CLASS A	23,361
MEIRAGTX HOLDINGS PLC	23,344
PROFRAC HOLDING CLASS A CORP	23,267
DAKOTA GOLD CORP	23,169
PYXIS ONCOLOGY INC	23,140
FULL HOUSE RESORTS INC	23,100
VELOCITY FINANCIAL INC	23,094
ACHIEVE LIFE SCIENCES INC	23,091
CVRX INC	23,057
NATIONAL BANKSHARES INC	22,992
ALDEYRA THERAPEUTICS INC	22,971
ISPIRE TECHNOLOGY INC	22,888
VERA BRADLEY INC	22,855
HOLLEY INC	22,855
CALEDONIA MINING PLC	22,755
PROVIDENT BANCORP INC	22,754
EVOLUTION PETROLEUM CORP	22,730
BIGBEAR.AI HOLDINGS INC	22,576
GRANITE POINT MORTGAGE TRUST INC	22,510
LEXEO THERAPEUTICS INC	22,504
HOOKER FURNISHINGS CORP	22,473
WHOLE EARTH BRANDS INC CLASS A	22,351
DIGITAL TURBINE INC	22,286
TUCOWS INC	22,199
JOINT CORP	22,159
COMMERCIAL VEHICLE GROUP INC	22,158
PROKIDNEY CORP CLASS A	22,138

SOUTHERN CALIF BANCORP	22,104
RIMINI STREET INC	22,079
CONCRETE PUMPING HOLDINGS INC	21,997
VIRGINIA NATIONAL BANKSHARES CORP	21,943
ONITY GROUP INC	21,870
SHATTUCK LABS INC	21,817
FRANKLIN STREET PROPERTIES REIT CO	21,798
ZYNEX INC	21,781
PAYSIGN INC	21,766
RGC RESOURCES INC	21,697
MEDALLION FINANCIAL CORP	21,688
INVESTAR HOLDING CORP	21,683
FIRST FINANCIAL NORTHWEST INC	21,637
ATOSSA THERAPEUTICS INC	21,614
RIGETTI COMPUTING INC	21,553
ARQ INC	21,530
STRATUS PROPERTIES INC	21,487
IBEX LTD	21,406
SILVERCREST ASSET MANAGEMENT GROUP	21,358
FUTUREFUEL CORP	21,213
INHIBRX BIOSCIENCES INC	21,198
VIRCO MANUFACTURING CORP	21,175
VERRICA PHARMACEUTICALS INC	21,148
CIBUS INC	21,138
VIRGIN GALACTIC HOLDINGS INC SHS C	21,134
FIRST WESTERN FINANCIAL INC	21,097
THREDUP INC CLASS A	21,044
QUEST RESOURCE HOLDING CORP	20,926
HAMILTON BEACH BRANDS HOLDING COMP	20,920
RIGEL PHARMACEUTICALS INC	20,879
RE MAX HOLDINGS INC CLASS A	20,793
LIVEWIRE GROUP INC	20,766
TOWNSQUARE MEDIA INC CLASS A	20,758
BIGLARI HOLDINGS INCINARY CLASS B	20,498
ADVERUM BIOTECHNOLOGIES INC	20,491
QUICKLOGIC CORP	20,448
FLEXSTEEL INDUSTRIES INC	20,344
RESERVOIR MEDIA INC	20,335
FOGHORN THERAPEUTICS	20,309
VENTYX BIOSCIENCES INC	20,268
AMMO INC	20,268
GAMBLING COM GROUP LTD	20,032
NN INC	19,983
RICHARDSON ELECTRONICS LTD	19,963

FENNEC PHARMACEUTICALS INC	19,906
PEOPLES BANCORP OF NORTH CAROLINA	19,885
CPI CARD GROUP INC	19,838
LINEAGE CELL THERAPEUTICS INC	19,654
SKYE BIOSCIENCE INC	19,649
TTEC HOLDINGS INC	19,604
BEL FUSE INC CLASS A	19,499
CONTANGO ORE INC	19,479
PUMA BIOTECHNOLOGY INC	19,452
ESCALADE INC	19,444
CHROMADEX CORP	19,173
GENERATION BIO	19,153
USCB FINANCIAL HOLDINGS INC CLASS	19,053
JAKKS PACIFIC INC	18,967
BEAUTY HEALTH COMPANY CLASS A CLAS	18,929
BANK7 CORP	18,843
LINKBANCORP INC	18,764
EASTERN	18,695
BLACKSKY TECHNOLOGY INC CLASS A	18,691
TREDEGAR CORP	18,619
AVEANNA HEALTHCARE HOLDINGS INC	18,500
SOLID BIOSCIENCES INC	18,462
TWIN DISC INC	18,306
EGAIN CORP	18,249
HF FOODS GROUP INC	18,201
PERMA FIX ENVIRONMENTAL SERVICES I	18,173
KYVERNA THERAPEUTICS INC	18,143
TERRAN ORBITAL CORP	18,127
ELEVATION ONCOLOGY INC	18,106
AUDIOEYE INC	18,085
INFORMATION SERVICES GROUP INC	18,084
NORTHERN TECHNOLOGIES INTERNATIONA	18,084
CARIBOU BIOSCIENCES INC	18,027
QUIPT HOME MEDICAL CORP	17,997
CANOO INC CLASS A	17,977
CRAWFORD CLASS A	17,919
NERDY INC CLASS A	17,896
NI HOLDINGS INC	17,870
BIOMEA FUSION INC	17,834
INFUSYSTEM HOLDINGS INC	17,819
CADIZ INC	17,780
GROWGENERATION CORP	17,770
COMPOSECURE INC CLASS A	17,768
SMITH MIDLAND CORP	17,722

SCILEX HOLDING	17,721
PIONEER BANCORP INC	17,678
MEDIWOUND LTD	17,662
GLOBAL WATER RESOURCES INC	17,654
ASP ISOTOPES INC	17,522
SCPHARMACEUTICALS INC	17,504
STERLING BANCORP INC	17,432
CAPRICOR THERAPEUTICS INC	17,368
NEXPOINT REAL ESTATE FINANCE INC	17,301
KALTURA INC	17,184
SOUNDTHINKING INC	17,174
CORE MOLDING TECHNOLOGIES INC	17,167
PORCH GROUP INC	16,938
ENTRAVISION COMMUNICATIONS CORP CL	16,904
908 DEVICES	16,887
NAUTILUS BIOTECHNOLGY INC	16,862
IHEARTMEDIA INC CLASS A	16,818
ALIMERA SCIENCES INC	16,791
CENTURY THERAPEUTICS INC	16,756
IGM BIOSCIENCES INC	16,660
MONTE ROSA THERAPEUTICS INC	16,632
EVERSPIN TECHNOLOGIES INC	16,622
CERENCE INC	16,485
SANARA MEDTECH INC	16,480
G1 THERAPEUTICS INC	16,204
REGULUS THERAPEUTICS INC	16,138
1STDIBS COM INC	16,115
GEOSPACE TECHNOLOGIES CORP	16,029
DESIGN THERAPEUTICS INC	15,986
REKOR SYSTEMS INC	15,965
COMPASS THERAPEUTICS	15,871
VERU INC	15,823
LATHAM GROUP INC	15,798
KINGSWAY FINANCIAL SERVICES INC	15,763
AEMETIS INC	15,625
HOMOLOGY MEDICINES INC	15,599
CONTINEUM THERAPEUTICS INC CLASS A	15,514
INMUNE BIO INC	15,417
LIFECORE BIOMEDICAL INC	15,411
LIVEONE INC	15,348
HARVARD BIOSCIENCE INC	15,344
LIFETIME BRANDS INC	15,342
ULTRALIFE CORP	15,102
MONDEE HOLDINGS INC CLASS A	15,067

TAYLOR DEVICES INC	14,888
GREENWICH LIFESCIENCES INC	14,861
PAM TRANSPORTATION SERVICES INC	14,834
D WAVE QUANTUM INC	14,717
INNOVAGE HOLDING CORP	14,701
NEUROPACE INC	14,644
SKY HARBOUR GROUP CORP CLASS A	14,523
TORRID HOLDINGS INC	14,493
ACUMEN PHARMACEUTICALS INC	14,472
CAESARSTONE LTD	14,370
STEREOTAXIS INC	14,254
QUANTUM SI INC CLASS A	14,200
X4 PHARMACEUTICALS INC	14,017
NACCO INDUSTRIES INC CLASS A	13,918
ENERGY VAULT HOLDINGS INC	13,895
INTUITIVE MACHINES INC CLASS A	13,712
ALTO NEUROSCIENCE INC	13,523
XBIOTECH INC	13,513
FIBROBIOLOGICS INC	13,488
FISCALNOTE HOLDINGS INC CLASS A	13,435
SONIDA SENIOR LIVING INC	13,393
CERVOMED INC	13,388
CANDEL THERAPEUTICS INC	13,311
PRIORITY TECHNOLOGY HOLDINGS INC	13,168
CONSUMER PORTFOLIO SERVICES INC	13,005
RAPT THERAPEUTICS INC	12,938
EVI INDUSTRIES INC	12,563
CARDIFF ONCOLOGY INC	12,530
WM TECHNOLOGY INC CLASS A	12,474
INVIVYD INC	12,466
TILLYS INC CLASS A	12,434
EMERALD HOLDING INC	12,376
ONE GROUP HOSPITALITY INC	12,317
RENOVARO INC	12,150
DLH HOLDINGS CORP	11,975
GYRE THERAPEUTICS INC	11,787
VIRTRA INC	11,758
TRAEGER INC	11,338
EMPIRE PETROLEUM CORP	11,254
MARINE PRODUCTS CORP	11,201
KODIAK SCIENCES INC	11,080
PRIMEENERGY RESOURCES CORP	10,954
VERASTEM INC	10,931
WALDENCAST PLC CLASS A	10,888

ACRIVON THERAPEUTICS INC	10,637
CRITICAL METALS OS	10,526
WEREWOLF THERAPEUTICS INC	10,514
MAMMOTH ENERGY SERVICES INC	10,243
EVE HOLDING INC	10,238
374WATER INC	9,684
RUMBLEON INC CLASS B	9,217
HIREQUEST INC	9,139
OPPFI INC CLASS A	9,089
STRAWBERRY FIELDS REIT INC	9,037
ZURA BIO LTD CLASS A	8,873
AEVA TECHNOLOGIES INC	8,810
PRELUDE THERAPEUTICS INC	8,355
AKOYA BIOSCIENCES INC	8,342
PURPLE INNOVATION INC	8,286
LIFEWAY FOODS INC	8,249
OUTLOOK THERAPEUTICS INC	7,860
NL INDUSTRIES INC	7,375
AIRSCULPT TECHNOLOGIES INC	7,340
ELIEM THERAPEUTICS INC	7,281
GOLDEN MATRIX GROUP INC	6,960
OFFERPAD SOLUTIONS INC CLASS A	6,838
OVID THERAPEUTICS INC	6,810
DRILLING TOOLS INTERNATIONAL CORP	6,806
VACASA INC CLASS A	6,730
SOLO BRANDS INC CLASS A	6,715
RAMACO RESOURCES INC CLASS B	6,646
CLIPPER REALTY INC	6,484
VALHI INC	6,419
GALECTIN THERAPEUTICS INC	6,249
SOUTHLAND HOLDINGS INC	6,018
GOHEALTH INC CLASS A	5,939
VALUE LINE INC	5,685
TELLURIAN INC	5,673
MARKETWISE INC CLASS A	5,589
COMPX INTERNATIONAL INC	5,575
PRAIRIE OPERATING	5,501
CHINOOK THERAPEUTICS INC	5,213
INHIBRX INC CVR	5,193
GCT SEMICONDUCTOR HOLDING INC	5,064
SWK HOLDINGS CORP	5,029
ROADZEN INC	4,575
SYSTEM1 INC CLASS A	4,533
FRACTYL HEALTH INC	4,351

BRIDGER AEROSPACE GROUP INC	3,987
TELOMIR PHARMACEUTICALS INC	3,906
METAGENOMI INC	3,754
UNITED HOMES INC CLASS A	3,716
TRANSCONTINENTAL REALTY INVESTORS	3,605
CONDUIT PHARMACEUTICALS INC	3,495
BOUNDLESS BIO INC	3,382
FORAFRIC GLOBAL PLC	3,372
TEVOGEN BIO HOLDINGS INC	3,370
AEROVATE THERAPEUTICS INC	2,661
SOLARMAX TECHNOLOGY INC SHS	2,642
AMERICAN REALTY INVESTORS INC	2,599
PULSE BIOSCIENCE INC UNITS	2,583
TELA BIO INC	2,547
GLATFELTER CORP	2,020
C AND F FINANCIAL CORP	1,832
SKYX PLATFORMS CORP	1,683
5E ADVANCED MATERIALS INC	1,635
LI CYCLE HOLDINGS CORP	1,600
ORIGIN MATERIALS INC CLASS A	1,562
MICROVAST HOLDINGS INC	1,347
KARYOPHARM THERAPEUTICS INC	1,315
CARISMA THERAPEUTICS INC	1,278
ICOSAVAX INC CVR	1,233
TRINSEO PLC	1,100
ACLARIS THERAPEUTICS INC	1,022
NUVECTIS PHARMA INC	1,013
CHINOOK THERAPEUTICS INC CVR	1,005
IMMUNEERING CORP CLASS A	927
AMPRIUS TECHNOLOGIES INC	890
BIOATLA INC	849
ADICET BIO INC	803
CENTURY CASINOS INC	726
CUE BIOPHARMA INC	667
GENELUX CORP	661
CARPARTS COM INC	654
OMEGA THERAPEUTICS INC	598
RENT THE RUNWAY INC CLASS A	562
BRIGHT GREEN CORP	560
PROTALIX BIOTHERAPEUTICS INC	551
RALLYBIO CORP	539
CAMBIUM NETWORKS CORP	435
VOXX INTERNATIONAL CORP CLASS A	417
AADI BIOSCIENCE INC	380

BLUE RIDGE BANKSHARES INC	376
DZS INC	350
CUTERA INC	347
DRAGONFLY ENERGY HOLDINGS CORP	330
OCEAN BIOMEDICAL INC	300
URBAN ONE INC CLASS D	300
GTXI INC - CVR	99
WORKHORSE GROUP INC	2
CASH COLLATERAL USD WFFUT	204,000
GAIN/LOSS OTHERS	451,586

Total P&G Series - Russell 2000 Index SMA	357,241,979